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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Black Hawk Funding, Inc.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

1950 W. Bellerive Lane, Suite 109, Coeur d'Alene, ID 83814. (208) 819-9424

(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

CSC Services of Nevada, 2215-B Renaissance Dr., Las Vegas, NV 89119
(866) 403-5272

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

6162	**45-4045177**
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I—NOTIFICATION

ITEM 1. Significant Parties

a) Issuer's Directors

Name	Business Address	Residential Address
Robert L. Newell	1950 W. Bellerive Lane, Ste. 109, Coeur d'Alene, ID 83814	14754 N. Donart Court Hayden, ID 83835
Tyler B. Wilson, Esq.	18610 E. 32nd Avenue, Greenacres, WA 99106	N/A

b) Issuer's Officers

Name	Business Address	Residential Address
Robert L. Newell, President, Secretary, Treasurer	1950 W. Bellerive Lane, Ste. 109, Coeur d'Alene, ID 83814	14754 N. Donart Court Hayden, ID 83835

c) Issuer's General Partners – **Not Applicable**

d) Record owners of Five Percent (5%) or more of any class of the issuer's equity securities:

Name	Business Address	Residential Address
Robert L. Newell	1950 W. Bellerive Lane, Ste. 109, Coeur d'Alene, ID 83814	14754 N. Donart Court Hayden, ID 83835
Christopher Lake	N/A	8210 Stockdale Hwy M10, #249 Bakersfield, CA 93311
Tyler B. Wilson, Esq.	18610 E. 32nd Avenue Greenacres, WA 99016	N/A

e) Beneficial owners of Five Percent (5%) or more of any class of the Issuer's equity securities:

Name	Business Address	Residential Address
Robert L. Newell	1950 W. Bellerive Lane, Ste. 109, Coeur d'Alene, ID 83814	14754 N. Donart Court Hayden, ID 83835
Christopher Lake	N/A	8210 Stockdale Hwy M10, #249 Bakersfield, CA 93311
Tyler B. Wilson, Esq.	18610 E. 32nd Avenue Greenacres, WA 99016	N/A

f) Promoters of the Issuer:

Name	Business Address	Residential Address
Robert L. Newell, President, Secretary, Treasurer	1950 W. Bellerive Lane, Ste. 109, Coeur d'Alene, ID 83814	14754 N. Donart Court Hayden, ID 83835

g) Affiliates of the Issuer: **Not Applicable**

h) Counsel to the Issuer with respect to the proposed offering:

Name	Business Address	Residential Address
Tyler B. Wilson, Esq.	18610 E. 32nd Avenue Greenacres, WA 99106	N/A

i) Each underwriter with respect to the proposed offering: **Not Applicable**[1]

j) The underwriter's directors: **Not Applicable**

k) The underwriter's officers: **Not Applicable**

l) The underwriter's general partners: **Not Applicable**

m) Counsel to the underwriter: **Not Applicable**

[1] The issuer will not engage the services of an underwriter with regard to this offering.

ITEM 2. Application of Rule 262

a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. **None of the individuals identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.**

b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. **Not Applicable**

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. **The Issuer will not engage the services of underwriters, dealers or sales persons with regard to this offering**

b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. **Washington, Idaho, Oregon, California, and Nevada. The methods by which the securities will be offered will include: word of mouth, websites, email and phone.**

ITEM 5. Unregistered Securities Issued or Sold Within One Year

a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

1. the name of such issuer; **Black Hawk Funding, Inc.**
2. the title and amount of securities issued;

   i. **Common Stock: 8,160,000 Shares**
   ii. **Series A Preferred: 500,000 Shares**
   iii. **Series B Preferred: 1,710,000 Shares** (7,790,000 remain unissued)

3. the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

   i. **Mr. Newell received his shares at par as a founder of the Company. In total he received 8,975,000 shares at .001 par value (8,000,000 common; 500,000 Series A preferred; 475,000 Series B preferred), is $8,975 being recorded as preferred and common stock with an offset to the assets transferred. Common Stock $8,000; Preferred Stock Class A $500; Preferred Stock Class B $475; with an offset to technology transferred of $8,975.**

   ii. **Mr. Wilson also received his shares as a co-founder with 935,000 shares at .001 par value (80,000 common; 855,000 Series B preferred) being issued to**

him for founder's legal services of $935. This is posted as Common Stock $80; Preferred Stock Class B $855 and prepaid legal services $935.

iii. **Both of the above events were committed to prior to the inclusion of Mr. Lake. Mr. Lake received 460,000 shares at .001 par value (80,000 common; 380,000 Series B preferred) for his cash investment of $173,250, which is accounted for as Common Stock $80; Preferred Stock Class B $380; Additional Paid-in Capital $172,790 and cash of $173,250.**

4. The names and identities of the persons to whom the securities were issued.

   i. **Robert Newell: President, Secretary Treasurer**

   ii. **Christopher Lake**

   iii. **Tyler B. Wilson, Esq., Legal Counsel**

b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subjections (1) through (4) of paragraph (a). **Not Applicable**

c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. **The shares were issued in a transaction not involving a public offering pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. By virtue of Mr. Newell's, Mr. Lake's and Mr. Wilson's relationships with the Company, each had access to all relevant information relating to our business. Furthermore, all were involved in the founding of the Company and had prior business relationships prior do doing so. In addition, the securities issued bore an appropriate restrictive legend.**

ITEM 6. Other Present or Proposed Offerings

Neither the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

a) Briefly describe any arrangements known to the issuer or to any other person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; **None**

(2) To stabilize the market for any of the securities to be offered; **None**

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation; **None**

b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. **None.**

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part hereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The issuer did not use a publication authorized by Rule 254 prior to the filing of this notification.

PART II—OFFERING CIRCULAR

March 6, 2013

BLACK HAWK FUNDING, INC.
A Nevada Corporation

5,000,000 Common Stock

Black Hawk Funding, Inc. ("BHF" or the "Company"), a Nevada Corporation, is offering on a "best efforts" basis up to $5,000,000 in principal amount (the "Offering") of Common Stock (the "Shares") at a price of One Dollar ($1.00) per share. The maximum number of securities offered shall be 5,000,000 shares. The minimum number of securities offered shall be 1,000,000. Total proceeds of the offering, assuming the maximum amount sold shall be Five Million ($5,000,000) Dollars. The minimum amount that must be sold in this offering before the Company may use any proceeds received from the offering is $1,000,000. Unless the Company is able to raise $1,000,000, which will be sufficient to implement its business plan any investment may be at risk. (See Questions 9 and 10). The Offering will begin as soon as practicable following qualification of the Offering Statement. The Company's principal office is located at 1950 W. Bellerive Lane, Ste. 109, Coeur d'Alene, ID 83814.

(SEE RISK FACTORS)

The Company is offering the shares directly to investors through its own officers, directors or employees on an ongoing and continuous basis. The shares are not being sold through a commissioned selling agent. Additionally, the Company will not provide compensation to any selling agent or pay any finder's fee or similar payment to any person (See Question No. 22). The proceeds obtained from the offering will not be escrowed and will be immediately available for the Company's use (See Question No. 26). This offering is not being offered to a limited number of members of a special group, such as employees of the Company or individuals (See Question No. 25). The transfer of securities in this offering is not restricted (See Question No. 25).

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AND EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE

AND INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Washington	70015078	2/26/2013
Idaho	70010	2/26/2013
Oregon	2012-1018	1/26/2013
Nevada	R12-86	1/29/2013
California	309-4849	Effective with SEC effective date

SUITABILITY STANDARDS

No trading market currently exists for shares of our common stock and it may be difficult for you to sell the shares you purchase. Accordingly, investment in our shares is suitable only if you have adequate financial means to own a longer-term investment. If you require early liquidity, or seek a guaranteed stream of income, you should not invest in our shares. Some states impose higher suitability requirements. In addition to satisfying the suitability requirements described above, you must meet the suitability requirement described below if you are a resident of one of the following states:

California: Because of the risks and limited liquidity of this investment, we have established minimum suitability requirements for California purchasers of our shares. In order to purchase shares of our common stock, you must have either:

- a liquid net worth, excluding the value of your home, furnishings and automobiles, of at least $250,000; plus estimated $65,000 gross income during the current tax year; or

- $500,000 liquid net worth, and the investor's investment in the applicant must not exceed 10% of the investor's net worth (a net worth exclusive of home, home furnishings and automobile)

Washington, Idaho &Oregon: Washington, Idaho & Oregon impose the following suitability standards:

- A minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home, and home furnishings, or

- A minimum net worth of $250,000, exclusive of automobile, home, and home furnishings.

TABLE OF CONTENTS

PAGE

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 88 pages.

THE COMPANY

1. Exact corporate name: **Black Hawk Funding, Inc.**

   State and date of Incorporation: **Nevada - December 14, 2011**

   Street address of principal office: **1950 W. Bellerive Lane, Suite 109, Coeur d'Alene, ID 83814**

   Company Telephone Number: (208) 819-9424

   Fiscal Year: **December 31**

   Person(s) to contact at Company with respect to offering: Robert Newell: (208) 819-9424

RISK FACTORS

2. Please be advised that the risks set forth below are not the only risks we face. If any of the adverse events or conditions described below occurs, our business, financial condition and results of operations could be materially adversely affected. In such case, you may lose all or part of your investment. Do not purchase our shares unless you carefully review and consider all of the following risk factors and, following such review, you are confident that you understand these risks and that this investment is suitable for you.

1. ***We are dependent upon Black Hawk Funding's key management personnel for our future success.*** We depend on the diligence, skill and network of the business contacts of our Executive Officer. We also depend, to a significant extent, on our Executive Officer's access to the real estate investment professionals and the information and deal flow generated by these professionals in the course of their activities. The Executive Officer evaluates, negotiates, structures, closes, monitors and services our business transactions. Our success depends to a significant extent on the continued service of the Executive Officer, particularly Robert L. Newell. The departure of our Executive Officer could have a materially adverse effect on our ability to achieve our business objectives. In addition, we can offer no assurance that Black Hawk Funding, Inc. will continue to have access to real estate investment professionals or their information and deal flow.

2. ***We operate in a highly competitive market for investment opportunities.*** A large number of entities compete with us to make the types of loans we do. We compete with other businesses, public and private funds, commercial and investment banks and commercial financing companies. Additionally, because competition for investment opportunities generally has increased among alternative investment vehicles, such as hedge funds, those entities have begun to invest in areas they have not traditionally invested in. As a result of these new entrants, competition for investment opportunities has intensified in the commercial real-estate secured bridge loan, High Coupon Bridge, Discounted REO and Receivership loan markets, a trend we expect to continue. The Company will be competing for commercial real estate secured loans with many other real estate finance investors, including individuals, limited liability companies, partnerships, corporations, insurance companies, real estate investment trusts and other entities engaged in real estate finance. These competing entities may include some of our own clients. While capital available for real estate financing has recently decreased as a result of the credit crisis of late 2008 and early 2009, prior to that time, competition among private and institutional financiers of real estate investments had increased substantially. The Company anticipates that as the real estate market improves competition for real estate financing will increase. There is no assurance that the Company will be successful in obtaining suitable real estate finance opportunities to expand its business objectives.

3. ***Our Executive Officers have broad discretion and there is a potential lack of transactional diversification.*** There are no restrictions on the transactional business discretion of the Executive Officers, including diversification or concentration constraints. Accordingly, the Executive Officers are not restricted from allocating a large portion of the assets of the Company in any one sector, investment or type of business deal. If the Company's portfolio becomes concentrated in any one sector, the value of an investment in the Company may be subject to greater volatility and may be more susceptible to any single economic, political, or regulatory occurrence or the fortunes of a single company or industry than would be the case if the Company's business transactions were more diversified. Consequently, concentration of assets allocated in a single sector or deal may substantially increase the risk of loss to the Company.

4. ***Many of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do.*** Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of deals and investments and establish more or fuller relationships with borrowers and sponsors than us. We cannot assure you that the competitive pressures we face will not have a materially adverse effect on our business, financial condition and results of operations. Also, as a result of existing and increasing competition we may not be able to take advantage of attractive investment opportunities or deal flow from time to time, and we can offer no assurance that we will be able to identify and engage deals that are consistent with our investment objective.

5. ***There is significant risk of investment related to our lack of operating history.*** The Company has recently commenced operations and, accordingly, has very little operating history upon which potential investors may evaluate its prospective performance. Additionally, the Company has had no profits and has experienced a loss of approximately $26,732 for the first seven months of this year ended July 31, 2012, which can be attributed to our lack of operating capital.

6. ***We do not seek to compete primarily based on the interest rates that we offer, and we believe that some of our competitors make loans with interest rates that are comparable to or lower than the rates we offer.*** We may lose investment and deal opportunities if we do not match our competitors' pricing, terms and structure. If we match our competitors' pricing, terms and structure, we may experience decreased net interest income and increased risk of loss.

7. ***We need to raise additional capital to grow because we must distribute most of our income.*** We need additional capital to fund growth in our investments and overall business objectives. A reduction in the availability of new capital could limit our ability to grow. Investment income is often used to originate new loans and may be locked up in a property for years. As a result, such earnings may be limited and in some cases may not be available to fund additional investments. If we fail to obtain funds to fund our investments, we could be limited in our ability to grow.

8. ***The lack of liquidity in our investments may adversely affect our business.*** We generally make investments in commercial real-estate secured bridge loans, discounted REO, high coupon bridge and receivership loans. Substantially all of these investments could be subject to legal and other restrictions on resale or are otherwise less liquid than investments in publicly traded securities, for example. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments.

9. ***Potential conflicts of interest could impact our investment returns.*** Our Executive Officers may serve as officers, directors, general partners or principals of entities that operate in the same or related lines of business as we do or in investment funds managed by the Executive Officers. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in our best interests or those of our unit holders. However, our Executive Officers and Directors owe us a fiduciary obligation to act in the best interests of the Company.

10. ***Changes in laws or regulations governing our operations may adversely affect our business.*** There is currently broad discretion given to parties engaging in the origination of commercial loans. Local, state and federal governments give deference to the supposed sophistication of the parties entering into loan agreements. This broad discretion allows the Company to charge high fees and interest than what could be charged in a non-commercial transaction. Accordingly, changes in these laws or regulations that give deference to commercial parties could have a material adverse effect on our business.

11. ***Our investments in real estate are subject to real estate market risk.*** One of the major risks of investing in real estate debt is the possibility that the properties will not generate income sufficient to meet operating expenses and debt service payments, and will generate income of capital appreciation at a rate less than that anticipated or available through investments in comparable real estate partnerships or other investments. The income from the properties may be affected by many factors, including changes in national economic conditions; changes in local market conditions; changes in interest rates and the availability of credit; the impact of present or future legislation and compliance with environmental laws; the ongoing need for capital improvements; changes in real estate tax rates and other operating expenses; adverse changes in governmental rules and fiscal policies; civil unrest; terrorism and threats of terrorism; natural disasters including earthquakes, fires, floods, mudslides, hurricanes, volcanic eruption and other natural disasters (which may result in uninsured losses); acts of war; acts of God; adverse changes in zoning laws; and other factors which are beyond the control of the Company. Real estate market risk appears as direct real estate market risk (if the value of an asset corresponds directly with the real estate market - without anyone being able to influence the effect), and as indirect real estate market risk (if the value of an asset corresponds only indirectly with the real estate market since there are other factors that also exert influence). At least four types of indirect real estate risk can be found, namely credit risk (where real estate fluctuations reduce the creditworthiness of a borrower), collateral risk (where the value of a secured property can be reduced by an adverse market trend), profitability risk (where real estate market variations endanger the profitability of an investment), and price risk (where the real estate market has a negative influence on other market prices, such as stock prices, and vice versa). There can be no assurance that the Company will be unaffected by direct and indirect real estate market risks, or that the Company will be successful in mitigating direct or indirect real estate market risks.

12. ***Decreases in actual rental income from expected amounts, or increases in operating expenses, among other factors, could result in an investment's inability to meet all of its cash obligations.*** Any decrease in rental income received by investments may reduce, and possibly eliminate, the amount of cash available for distribution to the Company because operating expenses related to real estate, such as property taxes, utility costs, maintenance and insurance generally do not decrease, and other expenses such as advertising and promotion may increase if gross rentals decrease. If the income from a property is not sufficient to meet operating expenses, the company may have to advance funds to protect its investment or dispose of the property on disadvantageous terms in order to raise needed funds.

13. ***There are significant risks associated with real estate financing investments.*** Identifying and participating in attractive investment opportunities is difficult. There is no assurance that the Company's investments will be profitable and there is a substantial risk that borrowers may default on their loans and the Company's losses and expenses will exceed its income and gains.

14. ***The Company may incur substantial expenses and interruptions of current returns should an investment fail to perform, i.e. should a loan default or a project not operate as planned.*** From time to time borrowers fail to perform on their obligations, when that occurs the Company must foreclose on the security interests that it has tied to non-performing loans. The process involved for foreclosure sometimes involves the court systems and associated attorneys' fees. In other instances borrowers face unforeseen complications which limit their ability to repay their obligations on time. When a borrower fails to pay on time the Company does not have fresh capital that it can originate new commercial loans with which delays our ability to follow our business plan.

15. ***The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate sufficient revenues.*** As reflected in the accompanying financial statements, the Company had an accumulated deficit of $26,732 at July 31, 2012 and net cash used in operating activities of approximately $9,500 for the seven months ended July 31, 2012. The Company's cash position may not be sufficient enough to support the Company's daily operations. While the Company believes in the viability of its strategy to generate sufficient revenues and in its ability to raise additional funds, there can be no assurances to that effect.

16. ***The two commercial lending companies that account for a majority of our sales are co-managed by Black Hawk Funding's President Robert Newell.*** If Mr. Newell were to terminate his involvement with the Company it could adversely affect our business relationship with Opportunity Income Fund I, LP and Trustee Opportunity Partners, LP. Additionally, given his relationship with those two companies there is potential for conflicts of interest.

17. ***There are limited offering qualifications imposed on this Offering.*** The offering was approved in California on the basis of a limited offering qualification where offers/sales could only be made to proposed investors based on their meeting certain suitability standards as described in Suitability Section on Page 8. Additionally, the Issuer did not have to demonstrate compliance with some or all of the merit regulations of the Department of Corporations as found in Title 10, California Code of Regulations, Rule 260.140 et seq.

18. ***California has imposed additional restrictions on transfer for our shares.*** The exemptions for secondary trading available under Corporations Code §25104(h) have been withheld, but that there may be other exemptions to cover private sales by the bona fide owner for his own account without advertising and without being effected by or through a broker dealer in a public offering.

Note: In addition to the above risks, businesses are often subject to risks nor foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered. **Black Hawk Funding, Inc. ("BHF") is in the business of originating high-coupon, short-term commercial bridge loans as well as licensing access to its hardmoneyfunding.com database, whereby other commercial lenders can review loan requests that are submitted to the database by its members. BHF uses capital from its operating account to originate these loans charging a premium. A typical loan includes significant**

fees, high interest and participation interests in a borrower's business[2]. All loans are secured by valuable collateral and BHF often requires additional security by requiring the borrower's principals to provide personal guarantees[3]. BHF's staff conducts in depth due diligence reviews of each proposed loan to reduce the risk of nonpayment[4]. The Company's standard due diligence checklist is attached as an Exhibit to this document. A typical loan undergoes several phases before it is underwritten. In the initial phase BHF negotiates the terms of the potential loan memorialized in a letter of intent; the Company assures a loan to value ratio of no greater than 65%. This means any loan amount will not exceed 65% of the value of the collateral we receive. In the next phase BHF does a preliminary due diligence review of the prospective loan. If the loan receives approval BHF begins its extensive due diligence process (described in the document attached as an exhibit). At this juncture the Company engages an MAI certified appraiser appropriately licensed in the state in which the collateral is located. Upon completion of this process and if collateral values are within our lending requirements the loan documents are sent to the Borrow for its signature. Once the documents are returned BHF funds the loan. Any loans made or purchased by BHF are not guaranteed by any government agency.

BHF's database derived through www.hardmoneyfunding.com is one of the nation's largest private lending networks with over 24,000 members[5]. This database provides significant deal-flow not only to BHF, but also to BHF's licensees. BHF reserves the right to choose the loan deals it wants before forwarding loan requests to its licensees. The licensees access potential loan deals is on a "first come, first serve" basis.

Summary of typical loan types and terms:

COMMERCIAL LOAN TERMS: Flexible loan terms from 3 months to 18 months.
LOAN SIZE FOR BRIDGE LOAN: From $100,000 to $5 Million
LOAN TO VALUE (LTV): We do not exceed 65% LTV.
COLLATERAL: 1st deed of trust positions on commercial real estate

b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major exiting supply contracts. **The Company produces these services through the hardmoneyfunding.com database and through the expertise and experience of its President and CEO[6]. The President/CEO has a large network of personal contacts that have been developed over the last 25 years; these relationships produce significant deal flow[7]. The Company is currently carrying out these activities.**

c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service or other basis. Indicate (by attached table if appropriate) the current or

---

[2] See Risk Factor #2
[3] See Risk Factor #10
[4] See Risk Factor #1
[5] See Risk Factor #10
[6] See Risk Factor #1
[7] See Risk Factor #1

anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of Competition. **The commercial loan market is very broad and diverse[8]. The origination of commercial loans can cross industries, professions and national borders[9], however transcendent factor in the market is the requirement of collateral secured by real estate. The most obvious trend in the commercial loan market is the fact that regional and national banks have tightened their lending requirements, such that there is high demand for capital across the board. Additionally, we have the understanding that the FDIC has imposed portfolio limits on banks that prevent them from concentrating loans in any one area[10]. The Company is finding there is significant demand for projects related to natural resources, such as oil and gas development, and real estate construction projects.**

Competition in our market varies largely by the loan terms a lender is willing to agree to. Additionally, the fees charged, interest rates required, and the level of participation interests involved will either lead a borrower to agree to the loan or look elsewhere. One of the common factors in our industry is that borrowers often have a very short time table to obtain capital. This often leads to borrowers agreeing to higher fees and interest rates, coupled with the fact that banks have significant lending restrictions that prevent our traditional borrowers from receiving loans. The Company's typical loan requires the payment of 10 percentage points up front, with an interest rate set at 15% annually. It is important to note that usury is not a concern for commercial lenders in Idaho (the state where the Company has its principal place of business and originates its commercial loans). More specifically the Idaho Code, particular Section 28-42-201 states in pertinent part that, "with respect to a loan or credit sale, the rate of finance charge shall be that which is agreed upon between the parties to the transaction." Therefore, any interest rate may be charged so long as it is agreed to by the borrower.

The principal competitors in our industry include private parties, regional and national banks and other bridge loan providers. In some cases we face competition from international banks or financiers.

Our competitors' sizes and financial market strengths vary based on their access to capital. As of late our primary competition has come from lenders who have put together multiple stages of financing for particular deals. Often a primary lender will agree to put up a large sum of money, but require a borrower to finance the remaining portion of a project. That borrower will come to our company for a bridge loan, but in some cases our fees are too expensive which leads them to renegotiate their terms with the primary lender and if they primary lender accepts those new terms we will lose out on the opportunity to fund the remaining portion of the loan.

Our ability to compete is based upon our access to deal flow through our database and our President's network[11]. We are able to pick what we feel are the best and most lucrative deals[12]. Our

---

[8] See Risk Factor #10
[9] See Risk Factor #10
[10] http://www.fdic.gov/regulations/examinations/supervisory/insights/siwin07/article02_real_estate.html
[11] See Risk Factor #1
[12] See Risk Factor #12

competitors, specifically banks, are heavily regulated and are often limited in the by the number of commercial bridge loans they can originate.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort, which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts. **The Company has and continues to make a number of loan request "email blasts" to the database's members to generate additional loan requests. These "email blasts" are tailored to specific geographical areas, markets and loan types. For example, the Company could send an "email blast" to all of its members on the west coast of the United States, requesting loans relating to the health care industry in amounts ranging from $500,000 to $2,500,000. Once an "email blast" is made, the database's members in that area submit loans specific to the requested terms. Over the past year the database received loan requests to fund over 200 million dollars worth of loans. The company anticipates that with a repetitive marketing "email blast" scheme the number of loan requests and correspondingly the loan amounts requested could significantly increase. Timing for our "email blasts" is important, because our business is significantly more successful if we are originating loans, collecting fees and interest. By constantly seeking loan requests the Company insures that its deal flow and selectivity in deal flow will continue to flourish.**

We currently have license agreements with two commercial lending companies (Opportunity Income Fund I, LP and Trustee Opportunity Partners, LP) that originate deals through our database. These two commercial lenders currently account for a major portion of our sales. The material terms of the license agreements include: a one year term, confidentiality and the inability to assign access to the database, and the payment of one percentage point based on the total funding amount for loans originated from the database.

e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date. **Not Applicable.**

As of ___/___/___ $________

As of ___/___/___ $________

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain. **Not Applicable.**

f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number and type of employees (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees. **The Company currently has one employee and two additional independent contractors in place. The Company anticipates a staff of 5 to 8 within the next 12 months. Neither the Company's current employee or any of the Company's future employees will be subject to any collective bargaining agreements.**

The Company currently has one executive officer who is responsible for day to day operations. Additionally, the Company has an independent contractor who serves as the senior loan officer. The Company employs independent legal counsel for its commercial loan origination and securities compliance. The Company anticipates hiring a full time Chief Financial Officer and an in-house Certified Public Accountant within the next 6 months. If we are able to successfully raise capital we will be in a position where we will have the necessity to hire additional administrative staff.

The Company's single employee has never gone on strike.

There are not any arrangements in place at this time. However, it is anticipated that there will be an employee stock option plan put into place within the next 12 months.

g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use obtaining these properties, whether by purchase, lease or otherwise. **The Company's principal asset is www.hardmoneyfunding.com and all intellectual property associated with the website and database. The Company's executive currently permits the Company to operate in one of his separately owned office spaces with a monthly rent in the amount of $1,000.**

h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including the use of confidential agreements, covenants-not-to compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year. **The Company's operations do depend upon proprietary information stored in the hardmoneyfunding.com database. The Company has secured access to the database by requiring a user to have a user name and password in placed. Additionally, the Company has plans in place to use Non-Disclosure Agreements with individuals or outside companies that are licensees.**

The license agreements are for a period of one year. The principal terms of our license agreements are as follows: no ownership right is granted; no right to transmit, duplicate, assign, sell, reverse engineer, and so on; the fee is 1% of any loan originated from the database; and there is a limited warranty. The Company originally had informal license agreements that began in February of 2012, but we have since formalized those agreements to include a term that runs from June 20, 2012 to June 20, 2013.

The Company has not conducted any research and development in the last fiscal year. The Company will likely have small budget for updating some of the technical aspects of the database and its communicative features. It is anticipated this amount will be roughly $10,000.

i) If the Company's business, products, properties are subject to material regulation (including environmental regulation) by federal, state, or local government agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company. **Not Applicable.**

j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain. **The Company does not have any subsidiaries to date.**

k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly). **The primary material event in the development of the Company was the acquisition of the www.hardmoneyfunding.com domain and corresponding database. The Company entered into a "Domain Name Purchase and Transfer Agreement" on June 20, 2012. The Company granted 8,000,000 shares of common stock and 975,000 of preferred stock to Robert Newell, the previous individual owner of the domain and database as consideration for the Agreement on June 25, 2012. The Company quantified the value of the website and domain in the amount of $8,975 and issued the aforementioned shares as consideration to Mr. Newell at par value $0.001. The material terms of the Agreement include a full assignment of the domain, the database, any and all intellectual property. The Company also issued 80,000 shares of common stock and 855,000 shares of preferred stock to Tyler Wilson and 80,000 shares of common stock and 380,000 shares of preferred stock to Christopher Lake on June 25, 2012. Additionally, the Company has not undergone any type of stock split, stock dividend or recapitalization in anticipation of this offering.**

4.

a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner or occurrence or the expected method by which the Company will achieve the milestone. **The Company's management is of the opinion that reaching the below milestones will make the Company very profitable. The Company will achieve the following results by engaging in selling the securities described herein and by moving forward with its business plan, relying on its expertise in the industry and generating continued deal flow:**

Milestone 1: Upon raising at least $1,500,000 within one year of this offering the Company will be in a position to begin originating profitable commercial loans of up to $1,400,000 – reserving $100,000 for our operations. The Company anticipates reaching this milestone within 6 months after receipt of proceeds.

Milestone 2: Upon raising at least $2,500,000 within one year of this offering the Company will be in a position to originate at least two commercial loans of up to $1,200,000- reserving $100,000 for our operations. The Company anticipates reaching this milestone within 6 months after receipt of proceeds.

Milestone 3: Upon raising at least $5,000,000 within one year of this offering the Company will be in a position to originate multiple commercial loans in excess of $1,000,000 – reserving $100,000 for our operations. The Company anticipates reaching this milestone within 6 months after receipt of proceeds.

b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12). **The probable consequences of the Company's delay in achieving the above milestones relate primarily to our ability to raise capital through our offering. If we cannot raise the amounts above it will be difficult for us to be successful.**

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? **The Company did not have profits during fiscal year 2011 as it was founded late in December of 2011. The Company is currently cash-flowing as a result of the license agreements it has in place.**

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering prince, if applicable. **Not Applicable**.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. **$156,428** ($0.01 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation. **The requirements of Regulation A state a minimum sale price of $1.00.**

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. **The Company administratively issued 8,160,000 shares of common stock and 2,210,000 shares of preferred stock on June 25, 2012 a board meeting. 8,000,000 shares of common stock and 975,000 shares of preferred stock were issued to the Founder/President/CEO of the company in consideration for assigning to the Company www.hardmoneyfunding.com, its domain, database and all of its intellectual property and for founding the Company. 80,000 shares of common stock and 380,000 shares of preferred stock were issued to Christopher Lake for his deposit of seed capital in the amount of $173,250. 80,000 shares of common stock and 855,000 shares of preferred stock were issued to Tyler B. Wilson, legal counsel for the Company in consideration for services rendered in organizing the Company and for continued legal representation.**

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 32.53% (includes conversion of Series B Pref.)
If the minimum is sold: 0.087%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: 14,870,000*
If the minimum is sold: 10,870,000*

*These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: 1,710,000 Series B Preferred Shares converted at a 1:1 ratio. The Series A preferred shares are not convertible. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise options, warrants or rights included in the calculations.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of proceeds from this offering:

	If Maximum Sold Amount %	If Minimum Sold Amount %
Total Proceeds	$5,000,000	$1,000,000
Less: Offering Expenses[13]	100%	100%
1) Legal	30,000	30,000
2) Filing Fees	12,500	12,500
3) Accounting	15,000	15,000

[13] Please note that all Offering Expenses are estimates.

4) Copying	5,000	5,000
5) Advertising	10,000	10,000
6) Networking	5,000	5,000
7) Travel	10,000	10,000
8) Office Equipment	8,000	8,000
Total Offering Expenses	$95,500	$95,500
Net Proceeds from Offering	$4,904,500	$1,000,000
Use of Net Proceeds	Working Capital (Origination of Commercial Bridge Loans)	
Total Use of Net Proceeds	$4,904,500	$ 904,500

(b) $1,000,000 must be raised before the Company is permitted to begin using offering proceeds. Offering proceeds will be allocated in the following priority: (1) Legal expenses; (2) Filing Fees; (3) Accounting expenses; (4) Copying and printing costs; (5) Advertising costs; (6) Networking costs; (7) Travel expenses; (8) Office equipment.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. **Not Applicable.**

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. **Not Applicable.**

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. **Not Applicable.**

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advance, or otherwise, explain: **Not Applicable – None.**

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems. **Not Applicable – None.**

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional

funds, if known. **The amount of proceeds from this offering will satisfy the Company's cash requirements for the next 12 months. It will not be necessary to raise additional funds to satisfy the Company's cash requirements.**

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	**As Adjusted**	
	07/31/12	**Minimum**	**Maximum**
	Shares	**1,000,000**	**5,000,000**
Debt:			
Short-term debt (average interest rate __%)	$ -0-	$ -0-	$ -0-
Long-term debt (average interest rate __%)	$ -0-	$ -0-	$ -0-
Total debt	$ -0-	$ -0-	$ -0-
Stockholders equity (deficit):			
Preferred stock[1]—par or stated value (by Class or preferred in order of preferences)			
Series A Preferred	500	500	500
Series B Preferred	1,710	1,710	1,710
Common stock—par or stated value	8,160	9,160	13,160
Additional paid in capital	172,790	1,076,290**	5,072,290 **
Retained earnings (deficit)	(26,732)	(26,732)	(26,732)
Total stockholder's equity (deficit)	156,428	1,060,928	5,060,928
Total Capitalization	156,428	1,060,928	5,060,928

** less the $95,500 of costs associated with the offering.

Number of preferred shares authorized to be outstanding: **10,000,000**
Number of preferred shares outstanding pre-offering: **2,210,000**
Number of preferred shares outstanding post-offering: **2,210,000**

Number of Class of Preferred	**Par Value Shares Authorized**	**Per Share**
Series A Preferred	$0.001	$0.001
Series B Preferred	$0.001	$0.001

Number of common shares authorized: **100,000,000** shares. Par or stated value per share, if any: **$0.001.** Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 84,471,200 shares.

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[1] The Series A shares are not convertible. The Series B shares cannot be redeemed mandatorily, but are convertible 1 to 1 upon 75 written notice by the holder of intent to convert.

The issuer has not issued options or warrants and thus there is no risk of any options or warrants being diluted.

The shares held by the Promoters of the Company, namely Newell, Lake, and Wilson are subject to a Promotional Share Lock-In Agreement, whereby their shares are restricted for a period of two years. After year two, on a quarterly basis and prorata, two and one half percent of their shares will become unrestricted until year four at which time their remaining restricted shares will be unrestricted.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[**x**] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:__________________.
[ ] Other:____________.

15. These securities have:

Yes	No	
[ ]	[**x**]	Cumulative voting rights
[ ]	[**x**]	Other special voting rights
[ ]	[**x**]	Preemptive rights to purchase in new issues of shares
[ ]	[**x**]	Preference as to dividends of interest
[ ]	[**x**]	Preference upon liquidation
[ ]	[**x**]	Other special rights or preferences (specify):

16. Are the securities convertible? [ ] Yes [**X**] No

17. (a) If the securities are notes or other types of debt securities:

(1) What is the interest rate? **Not Applicable**

(2) What is the maturity date? **Not Applicable**

(3) Is there a mandatory sinking fund? **Not Applicable**

(4) Is there a trust indenture? **Not Applicable**

(5) Are the securities callable or subject to redemption? **Not Applicable**

(6) Are the securities collateralized by real or person property? **Not Applicable**

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. **Not Applicable**

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? **Not Applicable**

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? **Not Applicable**

How much indebtedness is junior (subordinated) to the securities? **Not Applicable**

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed Charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of the rental expense as can be demonstrated to be representative of the interest facto in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. **Not Applicable.**

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred Stock: **Not Applicable**

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate the restrictions on dividends under loan or other financing arrangements or otherwise: **Not Applicable**

20. Current amount of assets available for payment of dividends if deficit must be first made up: **Not Applicable**

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: **There are no commissioned selling agents selling securities in this offering. All offers and sales will be made by the Issuer.**

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set for as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are person who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering). **Not Applicable**

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. **Not Applicable**

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not be made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	**Robert L. Newell**
Address:	**1950 W. Bellerive LN, Ste. 109**
	Coeur d'Alene, ID 83814
Telephone No.:	**(208) 819-9424**

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: **Not Applicable.**

Will the certificates bear a legend notifying holders of such restrictions? **Not Applicable**

26. (a) Name, address and telephone numbers of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised. **Escrow Agent:** Wells Fargo **Address:** 301 E Sherman Ave,
Coeur D Alene, Id 83814 **Phone:** 208-769-1050

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: **January 3, 2015 at the latest.**

Will interest on proceeds during escrow be paid to investors? **No.**

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: **Founders shares are restricted for two years. Thereafter, on each quarter on a prorata basis two and one half percent will be released until year four; at which time all remaining restricted shares will become unrestricted.**

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: **The Company has not paid dividends in the last five years or made distributions of any kind and does not plan to in the near future.**

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. **Chief Executive Officer**
Title: CEO
Name: Robert L. Newell
Age: 52
Office Street Address: 1950 W. Bellerive LN, Ste 109, Coeur d'Alene, ID 83814
Telephone No.: (208) 819- 9424

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Black Hawk Capital Managers, LLC – Managing Member – 2007- Present. Responsibilities include: Acting as the General Partner for three limited partnerships.

Education: **University of Idaho, B.S., '82, University of Idaho, M.B.A., '84**

Also a Director of the Company [**X**] Yes [ ] No

The CEO will be required to devote up to 30 hours a week in order to achieve the Company's objectives.

30. Chief Operating Officer. **The Company does not have the role of Chief Operating Officer filled at this time, but may do so in the future. Until the Company deems it suitable to fill such a role, Robert L. Newell will perform the functions normally designated to a COO. The Company is confident that Mr. Newell has the requisite skills to perform said role based on his previous work experience.**

31. Chief Financial Officer. **The Company does not have the role of Chief Financial Officer filled at this time, but may do so in the future. Until the Company deems it suitable to fill such a role, Robert L. Newell will perform the functions normally designated to a CFO. The Company is confident that Mr. Newell has the requisite skills to perform said role based on his previous work experience.**

32. Other Key Personnel:

(A) Name: John Williams
Age: 51
Title: Independent Contractor
Office: 1950 W. Bellerive Lane, Suite 109, Coeur d'Alene, ID 83814
Telephone: 208-630-4324

Name of employers, titles and dates of positions held during the last five years with an indication of job responsibilities.

- Silver Mountain Resort, Director of Marketing and Sales, 11/2008 to present.
- Tamarack Resort, Real Estate Broker, 11/2004-09/2008

Education (degrees, schools and dates):

William Jewell College, BA '84, Rockhurst College, MBA '90

Also a Director of the Company: No

Indicate amount of time to be spend on Company matters if less than full time: Mr. Williams will spend up to 30 hours per week working on Company matters.

(B) Name: Tyler B. Wilson, Esq.
Age: 28
Title: Director
Office Street Address: 18610 E. 32nd Avenue, Greenacres, WA 99016
Telephone No.: (509) 953-3059

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

DPO Advisers, LLC, Managing Member, Feb. 2012- Present
Law Offices of Tyler B. Wilson, Owner/Attorney, Sept. 2011- Present
Lee & Hayes, PLLC, Attorney, Nov. 2010-Aug. 2011
Wilson Law Offices, Legal Clerk, May 2009-Nov. 2010
Notre Dame Law School, Student, Aug. 2007-May 2010

Education: University of Notre Dame, B.A.'06, University of Notre Dame, School of Law, Juris Doctor *'10.*

Also a Director of the Company: Yes

Indicate the amount of time to be spent on Company matters if less than full time: Full time.

DIRECTORS OF THE COMPANY

33. Number of Directors. **The Company currently has two (2) directors. The terms of the initial directors will expire at the first annual meeting of shareholders. The shareholders shall elect successor directors at the first annual meeting of shareholders, and at each annual meeting thereafter.**

34. **Information concerning outside or other Directors (i.e., those not described above):**

(A) Name: Tyler B. Wilson, Esq.
Age: 28
Title: Director
Office Street Address: 18610 E. 32nd Avenue, Greenacres, WA 99016
Telephone No.: (509) 953-3059

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

DPO Advisers, LLC, Managing Member, Feb. 2012- Present
Wilson Law Group, PLLC, Owner/Attorney, Sept. 2011- Present
Lee & Hayes, PLLC, Attorney, Nov. 2010-Aug. 2011
Wilson Law Offices, Legal Clerk, May 2009-Nov. 2010
Notre Dame Law School, Student, Aug. 2007-May 2010

Education: University of Notre Dame, B.A.'06, University of Notre Dame, School of Law, Juris Doctor *'10.*

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[**X**] Yes [ ] No Explain: **Robert Newell has worked for and managed several companies in the same business as Black Hawk Funding, Inc. In 2007, Mr. Newell founded Black Hawk Capital Managers, LLC, a private company that focuses on investments tied to commercial real estate loans and properties. Prior to 2007, Mr. Newell was Director of Operations for Black Mountain Capital, a joint venture company with Prudential Real Estate. Prior to that**

Mr. Newell was the COO of Bridge Capital USVI, a company that focused on hard money bridge loans. Mr. Newell also founded and served as the President of RTC Financial Advisors, a company focused on real estate loan acquisitions through the Resolution Trust Corporation (RTC). In 1995, Mr. Newell co-founded www.hardmoneyfunding.com, the private real-estate lending network that the Company acquired in mid 2012. Mr. Newell operated the website on a personal basis for 17 years before transferring it to the Company. Mr. Newell started his career as a registered investment advisor with Shearson Lehman Brothers and EF Hutton.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information. **The limited partnerships that Mr. Newell manages through Black Hawk Capital Managers have given prior consent to his involvement with other companies in the same industry.**

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. **The Company is beginning its operational plan and is considered to be operating. However, Mr. Newell has significant experience in managing both start-up and development stage companies. In 2007, Mr. Newell founded Black Hawk Capital Managers, LLC ("BHCM") and serves as the sole Managing-Member where his regular course of duties involves structuring high yield loan originations. Over the past several years Mr. Newell has either co-founded or acquired several small private companies structured as limited partnerships that have become successful at originating commercial loans. These include Trustee Opportunity Partners, LP; Secured Income Fund I, LP; Secured Income Fund III, LP; Opportunity Income Fund I, LP.**

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. **The company has engaged the services of two individuals. The first key personnel is John Williams, an independent contractor. Mr. Williams assists the Company with loan origination and closing. The term of Mr. William's engagement is indefinite, but it is likely the Company will likely make him a full time employee once there is capital to do so. The second key personnel is our legal counsel, Tyler B. Wilson, Esq. Mr. Wilson is an independent attorney that has an ongoing engagement with the Company. We do not have a set term for his engagement, but we have the option to terminate it if we so choose.**

(e) If the Company has key man life insurance policies on any of its Officers, Directors, or key personnel, explain, including the names of the person insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. **Not Applicable.**

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such person was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. **Not Applicable.**

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operating this Company and make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL SHAREHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. **Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.**

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares after Offering if All Securities Sold	% of Total
Common Stock					
Robert L. Newell 1950 W. Bellerive LN, Ste. 109 Coeur d'Alene, ID 83814 208-819 9424 Occupation: Business Owner	0.001	8,000,000[14]	98%	8,000,000	60.79%
Tyler B. Wilson 18610 E. 32nd Avenue Greenacres, WA 99016 509-953-3059 Occupation: Attorney	0.001	80,000[15]	1%	80,000	0.61%
Christopher Lake 8210 Stockdale Hwy M10, #249 Bakersfield, CA 93311 Occupation: None	0.001	80,000	1%	80,000	0.61%
Series A Preferred					
Robert L. Newell	0.001	500,000[16]	100%	500,000	100%

[14] Robert Newell received 8,000,000 shares of Common Stock in consideration for founding the Company and assigning the hardmoneyfunding.com database and domain.

[15] Tyler Wilson received 80,000 shares of Common Stock in lieu of legal fees for past and continued representation of the Company.

Series B Preferred					
Tyler B. Wilson	0.001	855,000[17]	50.00%	855,000	50.00%
Robert L. Newell	0.001	475,000[18]	27.78%	475,000	27.78%
Christopher Lake	0.001	380,000	22.22%	380,000	22.22%

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 8,080,000 shares of issued common stock (plus) Robert Newell's series A preferred shares (500,000 –non convertible) (plus) Robert Newell's series B Preferred shares converted into common stock (475,000) (plus) Tyler Wilson's preferred shares converted into common stock (855,000) equals = 9,910,000 (95.5% of total outstanding)

After offering: a) Assuming minimum securities sold: 8,080,000 shares issued to officers and directors (plus) Robert Newell's series A preferred shares (500,000 – non convertible) (plus) Newell's series B preferred shares converted into common stock (475,000) (plus) Tyler Wilson's preferred shares converted into common stock (855,000) (plus) the minimum amount of securities sold (1,000,000) = 10,910,000 shares (95.9% of total outstanding). -b) Assuming maximum securities sold: 8,080,000 shares issued to officers and directors (plus) Robert Newell's series A preferred shares (500,000 non convertible) plus Newell's series B preferred shares converted into common stock (475,000) (plus) Tyler Wilson's preferred shares converted into common stock (855,000) (plus) the maximum amount of securities sold (5,000,000) = 14,910,000 shares (66.4% of total outstanding). (Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage please describe. **None.**

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future explain. (This includes sales and leases of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements. **The Company has not made loans to, but is doing business with one of its Officers and Directors. Mr. Newell, who functions both as a Director and the President of the issuer, is the General Partner of three unrelated companies that have each entered into "database license agreements" with the issuer and are thus clients of the issuer. The principal terms of the three licensee agreements are the same and they require the licensee to pay One Point (1%) on the origination of a commercial loan derived from the Company's database.**

In the future, a majority of the issuer's Independent Directors that do not have an interest in the transaction must approve any loan or other material affiliated transaction involving its Promoters. To date the Issuer has not and does not anticipate making loan guarantees on behalf of

---

[16] Robert Newell received 500,000 shares of Series A Preferred in further consideration for assigning the Company's primary asset to the Company and founding the Company.

[17] Tyler Wilson received 855,000 shares of Series B Preferred in lieu of legal fees for past and continued representation of the Company.

[18] Robert Newell Received 475,000 shares of Series B Preferred in consideration for assigning the Company's primary asset to the Company and founding the Company.

the Promoter. Furthermore, the Issuer does not anticipate engaging in material transactions with Promoters other than any already disclosed.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. **None.**

Although not anticipated, the Issuer will make certain that any future affiliated material transactions or loans entered into by the Issuer will be include terms that are no less favorable to the Issuer than those that can be obtained from unaffiliated third parties. Also, a majority of the Issuers Independent Directors must approve any future material transactions and loans or any forgiveness of loans. Finally, the Issuer's Officers, Directors and counsel have considered their due diligence and assure there is a reasonable basis for the above representations, such that they may be included in Issuer's bylaws in the future.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	**Other**
Chief Executive Officer	$ -0-	$ -0-
Chief Operating Officer	$ -0-	$ -0-
Chief Accounting Officer	$ -0-	$ -0-
Key Personnel:		
Attorney	$17,500	$ -0-
Total:	$17,500	$ -0-
Directors as a group (number of persons 2)	$-0-	$ -0-

(b) If remuneration is expected to change or has been unpaid in prior years, explain: **The board of directors anticipates setting appropriate salaries for its Executive Officers. The anticipated salaries will be based on the Company's profitability in accordance with commercial acceptable standards. For example, if the Company can produce gross profits of $1,000,000 it is likely the CEO would have a salary of $100,000 per year. Additionally, the Board of Directors may provide compensation to Board members for their role. Any board compensation would likely be no more than $10,000 per year.**

(c) If any employment agreements exist or are contemplated, describe: **Not at this time. It is contemplated that the Company will have employment agreements in place with its Executive Officers and General Legal Counsel in the future.**

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants of rights: **-0- shares** (-0-% of total shares to be outstanding after the completion of the offering if all securities sold assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: **-0- shares.**

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. **All future stock purchase agreements, stock options, warrants or rights must be approved by shareholders in accordance with the Company's bylaws.**

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination. **The Company is highly dependent upon Robert Newell. Mr. Newell has a vested interest in seeing the Company succeed as he has expended a great deal of time, energy and capital to see that the Company succeeds. The Company has issued Mr. Newell shares in order assure his continued devotion to the Company.**

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations. **The Company is not a party to any legal proceeding, nor have any judgments been taken, nor have any actions been filed or threatened against it or its Officers or Directors in their capacities as such, nor are the Officers and Directors aware of any such claims that could give rise to such proceedings.**

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. **Not Applicable. The Company is a C-corp.**

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. **None at this time.**

FINANCIAL STATEMENTS

46. a) **See Part F/S**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes. **The Company has experienced some losses due primarily to the fact that income derived from our license agreements was used for additional start-up costs as opposed to dipping into our operating account. We do not anticipate future start-up costs beyond that which will be covered by this offering.**

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible. **The Company believes that the current banking crisis and weak economic environment have created a unique opportunity to invest and lend in the commercial real estate market. Falling real estate values, rising unemployment, inflationary pressures, regulatory constraints, and loose lending standards have all contributed to potential market opportunities. Over the last three years, as a result of stricter banking standards and lower borrower credit ratings, the percent of individuals and corporations not qualified to borrow from banks has increased significantly and resulted in an increase in loan requests through the Company's hardmoneyfunding.com database. The requested loan terms often include very high returns with very low loan to value ratios.**

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ___%. What is the anticipated gross margin for next year of operations? Approximately ___%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained. **Not Applicable.**

50. Foreign sales as a percent of total sales for last fiscal year: ____%. Domestic government sales as a percent of total domestic sales for last fiscal year: ____%. Explain the nature of these sales, including any anticipated changes: **Not Applicable.**

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coeur d'Alene, State of Idaho on this 22nd day of February, 2013.

Black Hawk Funding, Inc.



By: Robert L. Newell
President, Secretary, Treasurer

This offering statement has been signed by the following persons in the capacities and on the date indicated above.



Robert L. Newell
Director

PART III—EXHIBITS

Item 1. **Index to Exhibits**

EXHIBIT A

Part F/S- Financial Statements


MARTINELLI MICK PLLC

218 North Bernard
Spokane, WA 99201

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated September 19, 2012, on the financial statements of Black Hawk Funding, Inc. as of July 31, 2012 and the seven-month period then ended, in the Amended Form 1-A Regulation A Offering Statement filed with the Securities and Exchange Commission.

MartinelliMick PLLC

MartinelliMick PLLC
Spokane, Washington

November 26, 2012


MARTINELLI MICK

To the Board of Directors and
Stockholders of Black Hawk Funding, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Black Hawk Funding, Inc. as of July 31, 2012, and the related statements of operations, stockholders' equity, and cash flows for the seven-month period ended July 31, 2012. Black Hawk Funding, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Hawk Funding, Inc. as of July 31, 2012, and the results of its operations and its cash flows for the seven-month period ended July 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3, the Company has not established a history of operations, insufficient revenues and its viability is dependent upon its ability to meet its future financing requirements. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

MartinelliMick PLLC

MartinelliMick PLLC
Spokane, Washington
September 19, 2012

BLACK HAWK FUNDING, INC.
BALANCE SHEET

		July 31, 2012
ASSETS		
CURRENT ASSETS		
Cash	$	163,677
Total Current Assets		163,677
Other Assets		
Website, net		8,751
TOTAL ASSETS	$	172,428
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	16,000
Total Current Liabilities		16,000
COMMITMENTS AND CONTINGENCIES		-
STOCKHOLDERS' EQUITY		
Series A preferred stock; $0.001 par value, 500,000 authorized shares, 500,000 shares issued and outstanding		500
Series B convertible preferred stock; $0.001 par value, 9,500,000 authorized shares, 1,710,000 shares issued and outstanding		1,710
Common stock; $0.001 par value, 100,000,000 authorized shares, 8,160,000 shares issued and outstanding		8,160
Additional paid-in capital		172,790
Accumulated Deficit		(26,732)
Total Stockholder's Equity		156,428
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	172,428

The accompanying notes are an integral part of these financial statements.

BLACK HAWK FUNDING, INC.
STATEMENT OF OPERATIONS

	Seven Months Ended July 31, 2012
REVENUE	$ 26,500
EXPENSES	
Rent	7,000
General and administrative	13,297
Professional fees	32,935
TOTAL EXPENSES	53,232
LOSS FROM OPERATIONS	(26,732)
INCOME TAXES	-
NET INCOME (LOSS)	$ (26,732)
NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$ (0.00)
WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING, BASIC AND DILUTED	8,065,660

The accompanying notes are an integral part of these financial statements.

BLACK HAWK FUNDING, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

	Series A & Series B Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, January 1, 2012	-	-	-	-	-	-	-
Founders Shares issued for intangible assets: Series A preferred stock	500,000	500	-	-	-	-	500
Founders Shares issued for intangible assets: Series B convertible preferred stock	475,000	475	-	-	-	-	475
Founders Shares issued for intangible assets: common stock	-	-	8,000,000	8,000	-	-	8,000
Founders Shares issued for legal fees: Series B convertible preferred stock	855,000	855	-	-	-	-	855
Founders Shares issued for legal fees: common stock	-	-	80,000	80	-	-	80
Common stock and Series B convertible preferred stock issued for cash	380,000	380	80,000	80	172,790	-	173,250
Net loss for the period ended July 31, 2012	-	-	-	-	-	(26,732)	(26,732)
Balance, July 31, 2012	2,210,000	2,210	8,160,000	8,160	172,790	(26,732)	156,428

The accompanying notes are an integral part of these financial statements.

BLACK HAWK FUNDING, INC.
STATEMENT OF CASH FLOWS

		Seven Months Ended July 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(26,732)
Adjustments to reconcile net loss to net cash provided (used) by operations		
Stock issued for services		935
Amortization		224
Increase (decrease) in accounts payable		16,000
Net cash provided by operating activities		(9,573)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from sale of stock		173,250
Net cash provided by financing activities		173,250
NET INCREASE (DECREASE) IN CASH		163,677
CASH, BEGINNING OF PERIOD		
CASH, END OF PERIOD	$	163,677
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest paid		-
Income taxes paid		-
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Stock issued for website	$	8,975

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Black Hawk Funding, Inc. (hereinafter "Black Hawk" or "the Company" or "BHF") was incorporated on December 14, 2011 under the laws of the State of Nevada for the purpose of carrying out the business of originating high-coupon, short-term commercial bridge loans as well as providing licensing access to its hardmoneyfunding.com database through various license agreements with hard money lenders, whereby other commercial lenders can review loan requests that are submitted to the database by its members. BHF uses capital from its operating account to originate these loans charging a premium. A typical loan includes significant fees, high interest and participation interests in a borrower's business. All loans are secured by valuable collateral and BHF often requires additional security by requiring the borrower's principals to provide personal guarantees. BHF's staff conducts in depth due diligence reviews of each proposed loan to reduce the risk of nonpayment. BHF's database derived through www.hardmoneyfunding.com is one of the nation's largest private lending networks with over 24,000 members. This database provides significant deal-flow not only to BHF, but also to BHF's licensees. BHF reserves the right to choose the loan deals it wants before forwarding loan requests to its licensees. The licensees access potential loan deals is on a "first come, first serve" basis.

The Company maintains its corporate office in Coeur d'Alene, Idaho. The Company began operating in early 2012 and had no operations in 2011. The Company's fiscal year and tax year end is December 31.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.

Basis of presentation
The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Advertising Costs
Advertising costs, including costs for direct mailings, are expensed when incurred. Advertising costs incurred during the period ending July 31, 2012 was $621.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

Commitments and contingencies
The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Income taxes
The Company accounts for income taxes under paragraph 710-10-30-2 of the FASB Accounting Standards Codification. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification ("Section 740-10-25"). Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Net income (loss) per common share
Net income (loss) per common share is computed pursuant to paragraph of 260-10-45-10 of the FASB Accounting Standards Codification. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during each period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during each period to reflect the potential dilution that could occur from common shares issuable through stock options and warrants. There were no potentially dilutive shares outstanding as of July 31, 2012.

Reclassification
Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. These reclassifications had no effect on any reported losses.

Revenue and Cost Recognition
The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company earns revenues in two ways. First, when the Company enters into a license agreement with a potential borrower, the borrower will pay a license fee for originating a loan from our database. The Company is paid the license fee by the licensee when the licensee has closed the loan. The fee is recognized as income when it is no longer refundable. Second, the Company earns origination fees when it originates its own loans. The Company will follow FASB ASC Subtopic 310-20-35-2, Receivables—Nonrefundable Fees and Other Costs, which states the nonrefundable fees collected at the outset of the loan arrangement are not recognized as revenue upon receipt but are deferred and recognized over the life of the loan. No fee is paid unless a loan is originated, all revenue earned to date has been from license agreements and the Company has not originated any loans to date.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts. At July 31, 2012, the Company had not participated in consignment or conditional sales; therefore, there are no unsettled transactions related to sales or cost of sales.

Subsequent events
The Company follows the guidance in Section 855-10-50 of the FASB Accounting Standards Codification for the disclosure of subsequent events. The Company will disclose the date through which subsequent events have been evaluated and that date is the date when the financial statements were issued.

NOTE 3 – GOING CONCERN

As reflected in the accompanying financial statements, the Company had an accumulated deficit of $26,732 at July 31, 2012 and net cash used in operating activities of approximately $9,500 for the seven months ended July 31, 2012.

While the Company is attempting to generate sufficient revenues, the Company's cash position may not be sufficient enough to support the Company's daily operations. Management intends to raise additional funds by way of a public or private offering. Management believes that the actions presently being taken to further implement its business plan and generate sufficient revenues provide the opportunity for the Company to continue as a going concern. While the Company believes in the viability of its strategy to generate sufficient revenues and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate sufficient revenues.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Rental Agreement
The Company has a month-to-month rental agreement for office space in Coeur d'Alene, Idaho. The monthly rent is $1,000.

NOTE 5 – PREFERRED AND COMMON STOCK

The Company has 10,000,000 shares of preferred stock authorized and 500,000 Series A and 1,710,000 of Series B issued. The Company has 100,000,000 shares of common stock authorized and 8,160,000 issued. The preferred shares have preferences for voting, liquidation and distribution purposes.

Each share of Series A preferred stock has voting rights of 66 votes per share. The preferred stock is entitled preference over the Company's common stock with respect to liquidation and distribution purposes.

Each share of Series B convertible preferred stock has voting rights of 2 votes per share. The preferred stock is entitled preference over the Company's common stock with respect to liquidation and distribution purposes. Upon proper notice the Series B convertible preferred stock can be converted into a like amount of common shares.

Effectively on January 2, 2012, the Company agreed to issue 500,000 shares of Series A preferred stock, 475,000 shares of Series B preferred stock and 8,000,000 shares of common stock for a developed website valued at $8,975.

Also effective on January 2, 2012, the Company agreed to issue 855,000 shares of preferred Series B stock and 80,000 shares of common stock for legal services valued at $935.

Effective on May 29, 2012, the Company issued 380,000 shares of preferred Series B shares and 80,000 shares of common stock for a cash investment of $173,250.

NOTE 6 – INCOME TAXES

The Company accounts for income taxes and the related accounts under the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the income tax basis of assets and liabilities. A valuation allowance is applied against any net deferred tax asset if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

At July 31, 2012, the Company had gross deferred tax assets calculated at the expected rate of 35% of approximately $9,000, principally arising from expected net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax asset, a valuation allowance of $9,000 has been established at July 31, 2012 to offset the future value of the deferred tax asset.

The Company has currently not filed any federal tax returns and anticipates that it will not elect any tax provisions for which it would expect to be challenged.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated all events that occur after the balance sheet date through the date when the financial statements were issued to determine if they must be reported. The Management of the Company determined that there were the following reportable subsequent events to be disclosed:

The Company is currently preparing for a Regulation A stock offering of 5,000,000 shares to raise approximately $5,000,000, which is expected to be finished in October 2012.

On September 10, 2012, the Company issued an amendment to the certificate of designation on the Series A preferred stock, reducing the voting rights from 100 votes per share to 66 votes per share.

NOTE 8 – RELATED PARTIES

The Company entered into two license agreements with companies with whom the Company's President, Robert Newell, plays a managerial role. Mr. Newell is a managing member of the limited liability companies that function as the respective general partner of those companies. For the period ended July 31, 2012, all revenues were earned from those license agreements.

EXHIBIT B

Articles of Incorporation



040101



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number 20110877896-49
Ross Miller, Secretary of State, State of Nevada	Filing Date and Time 12/14/2011 11:23 AM
	Entity Number E0669002011-4

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT — ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	BLACK HAWK FUNDING INC.
2. Registered Agent for Service of Process: (check only one box)	[X] Commercial Registered Agent: CSC SERVICES OF NEVADA, INC. (Name) [ ] Noncommercial Registered Agent (name and address below) OR [ ] Office or Position with Entity (name and address below) Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity: Street Address: City: Nevada Zip Code: Mailing Address (if different from street address): City: Nevada Zip Code:
3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares *with par value:* 100000000 — Par value per share: $ 0.001 — Number of shares *without par value:* 0
4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) ROBERT L. NEWELL (Name) 14754 N DONART COURT (Street Address), HAYDEN (City), ID (State), 83835 (Zip Code) 2) CHRIS LAKE-SEE ATTACHED (Name) 8210 STOCKDALE HIGHWAY, M (Street Address), BAKERSFIELD (City), CA (State), 93311 (Zip Code)
5. Purpose: (optional; see instructions)	*The purpose of the corporation shall be:* ANY LEGAL PURPOSE
6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	TYLER WILSON (Name) — X TYLER WILSON (Incorporator Signature) 18610 E 32ND AVENUE (Address), GREENACRES (City), WA (State), 99016 (Zip Code)
7. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity.* X CSC SERVICES OF NEVADA, INC. — Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity — Date: 12/14/2011

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 4-10-09

Articles of Incorporation

(PURSUANT TO NRS CHAPTER 78)

CONTINUED

Includes data that is too long to fit in the fields on the NRS 78 Form and all additional director/trustees and incorporators

ENTITY NAME:	BLACK HAWK FUNDING INC.

FOREIGN NAME TRANSLATION:	Not Applicable

PURPOSE:	ANY LEGAL PURPOSE

REGISTERED AGENT NAME:	CSC SERVICES OF NEVADA, INC.
STREET ADDRESS:	Not Applicable
MAILING ADDRESS:	Not Applicable

ADDITIONAL	Par Value Stock
Number of Shares: 10000000	
Par Value: 0.001	

ADDITIONAL	Directors/Trustees
Name: CHRIS LAKE	
Address: 8210 STOCKDALE HIGHWAY, M-10, #249	
City: BAKERSFIELD	
State: CA	
Zip Code: 93311	

PAGE 2

EXHIBIT C

Corporate Bylaws

AMENDED
BYLAWS
OF
BLACK HAWK FUNDING, INC.

A Nevada Corporation

As Adopted by the Board of Directors
June 20, 2012

Amended November 21, 2012

BYLAWS OF
BLACK HAWK FUNDING, INC.

ARTICLE I
Corporate Offices

The corporation shall maintain a registered office in the State of Nevada. The Board may establish other offices in or outside the State of Nevada.

ARTICLE II
Stock

2.1 *Issuance of Shares.*

(a) *Authorized Shares.* The corporation may issue the number of shares of each class or series authorized by the Articles. Shares that are issued are outstanding shares until they are reacquired, redeemed, converted, or cancelled.

(b) *Board Authorization for Issuance.* The Board must authorize any issuance of shares. The Board may issue shares in exchange for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed, contracts for services to be performed, or other securities of the corporation. The Board's authorization must state the maximum number of shares of each class or series that may be issued and the price for each share. Any issuance of Preferred Stock must be approved by majority vote by the common stock shareholders.

(c) *Sales Subject to Restrictions.* The corporation may issue shares which are subject to restrictions on their transfer, as provided in Section 2.10.

(d) *When Fully Paid.* When the corporation has received the consideration in exchange for which the Board has authorized the issuance of shares, the shares issued will be fully paid and nonassessable.

(e) *Re-Acquisition.* The corporation may acquire its own shares. Shares so acquired shall constitute authorized but unissued shares.

2.2 *Fractional Shares or Scrip.*

(a) *Issuance.* The corporation may:

(1) Issue fractions of a share or pay in money the value of fractions of a share;

(2) Arrange for disposition of fractional shares by the shareholders;

(3) Issue scrip entitling the holder to receive a full share upon surrendering enough scrip to equal a full share.

(b) *Scrip.* Each certificate representing scrip must be conspicuously labeled "scrip," and must state on its face:

(1) The name of this corporation;

(2) That this corporation is organized under the laws of the State of Nevada;

(3) The name of the person to whom it is issued; and

(4) The fractional portion and class of shares and the designation of the series, if any, the certificate represents.

(c) *Rights of Holders.* The holder of a fractional share is entitled to exercise the rights of a shareholder, including the right to vote, to receive dividends, and to participate in the assets of the corporation upon liquidation. The holder of scrip is not entitled to any of these rights unless the scrip so provides.

(d) *Conditions on Issuance.* The Board may authorize the issuance of scrip subject to any condition considered desirable, including:

(1) That the scrip will become void if not exchanged for full shares before a specified date; and

(2) That the shares for which the scrip is exchangeable may be sold and the

proceeds paid to the scripholders.

2.3 *Issuance of Rights or Options to Purchase Shares.* The corporation may issue rights, options, or warrants for the purchase of shares of the corporation. The Board shall determine the terms upon which the rights, options, or warrants are issued, their form and content, and the consideration for which the shares are to be issued upon exercise of any such right, option, or warrant.

2.4 *Preemptive Rights.* Shareholders of this corporation will have no preemptive rights to acquire additional shares issued by the corporation, or any securities convertible into, or carrying or evidencing any rights or option to purchase, any such shares.

2.5 *Certificates of Stock.* The Secretary shall issue stock certificates evidencing ownership of shares in the corporation. Stock certificates shall be issued in their proper numerical order. Each shareholder shall be entitled to a certificate which has been signed either manually or in facsimile
by the President or a Vice President, which has been attested to by the Secretary or an Assistant Secretary, and which has been sealed with the corporate seal, if any. The Secretary may issue a certificate bearing the signature of an individual who no longer holds that office. Such a certificate shall have the same effect as it would if the person still held office on the date of issue. Every stock certificate shall state:

(a) The name of the corporation;
(b) That the corporation is incorporated in Nevada;
(c) The name of the person to whom the shares represented by the certificate are issued;
(d) The number, class, and designation of the series, if any, of the shares represented by the certificate;
(e) If there is more than one class, a statement that the corporation will furnish to any shareholder, upon request and without charge, a full written statement of the designations, preferences, limitations, and relative rights of the shares of each class authorized by the corporation, and the variations in rights, preferences, and limitations determined for each series; and
(f) Either a complete description or a reference to the existence and general nature of any restrictions on the ownership or transfer of the shares which the certificate represents.

2.6 *Lost or Destroyed Certificates.* The Secretary may issue a replacement certificate in place of a lost, mutilated, or destroyed certificate, upon proof that the certificate was lost, mutilated, or destroyed, if the holder of the certificate gives a satisfactory bond of indemnity to the corporation. The Secretary may issue a replacement certificate without requiring any bond when the Board determines it is proper to do so.

2.7 *Stock Records.* The Secretary shall keep the stock transfer books at the registered office or principal place of business of the corporation, or at the office of the corporation's transfer agent or registrar. The Secretary, or the transfer agent or registrar, shall enter on the stock transfer books the name and address of each shareholder, together with the class, number of shares, and date on which the shares were issued or transferred to the shareholder. Each shareholder shall keep the shareholder's current address on file with the Secretary.

2.8 *Record Owners.* The corporation shall treat a shareholder of record as the owner of the shares for all purposes. The corporation shall not be bound to recognize any claim to or interest in any share on the part of any other person, whether or not it has notice of such a claim or interest, until that person's name has been entered on the transfer books as the shareholder of record.

2.9 *Stock Transfers.*
(a) *Method of Transfer.* Subject to any restrictions placed on the transfer of shares at or prior to the time such shares are issued, shareholders may transfer their shares by delivering the certificates to

the transferee, accompanied by:

(1) An assignment in writing on the back of the certificate, or an assignment separate from certificate, or a written power of attorney to sell, assign, and transfer the shares which is signed by the record holder of the certificate with signature guaranteed; and

(2) Any additional documents, instruments, or other evidences necessary to satisfy the requirements of any transfer restrictions applicable to the shares by law or by contract.

(b) *Surrender of Old Certificate to Secretary.* Upon receipt of a transferred certificate, a transferee shall surrender the certificate, along with evidence that the certificate was transferred to the transferee, to the Secretary, so that the Secretary may record the transfer on the stock transfer books and issue a new certificate to the transferee.

(c) *Recording Transfers.* Except as otherwise specifically provided in these Bylaws, the Secretary shall not record any shares of stock as having been transferred on the books of the corporation until the outstanding certificates for those shares have been surrendered to the corporation. The Secretary shall cancel all certificates surrendered to the corporation for transfer. The Secretary shall issue no new certificate until the former certificate representing those shares has been surrendered and cancelled, except as provided in Section 2.6.

2.10 *Restrictions on Transfer.* The Board may restrict the transfer of the corporation's shares as permitted by law. The existence of any such restriction shall be noted conspicuously on the front or back of the certificate. No such restriction will affect shares issued before the restriction was adopted, unless the holders of the shares are parties to the restriction agreement or voted in favor of the restriction.

ARTICLE III
Shareholders

3.1 *Annual Meeting.* The corporation shall hold a meeting of the shareholders annually on a date and at a time and place set by the Board. The order of business at the annual meeting of shareholders shall be as follows:

(a) Calling the meeting to order;
(b) Proof of notice of meeting, or filing of waivers of notice;
(c) Reading of minutes of the last annual meeting;
(d) Reports from officers;
(e) Reports from committees;
(f) Election of directors; and
(g) Other business.

3.2 *Special Meetings.* The corporation shall hold a special meeting of the shareholders:

(a) On call of the Board, the Chairman, or the President; or

(b) If the holders of at least twenty percent (20%) of all the votes entitled to be cast on any issue proposed to be considered at the meeting, sign, date, and deliver to the Secretary one or more written demands for a special meeting which describe the purposes for the meeting.

Only issues identified in the notice of a special meeting may be conducted at that meeting. The Secretary shall issue notice of any special meeting as provided in Paragraph 3.6(b).

3.3 *Adjourned Meetings.* The chairman of the meeting may adjourn a shareholders' meeting at any time a quorum, as that term is defined in Section 3.8, is not present. With the consent of the holders of a majority of the shares represented in person or by proxy, and entitled to vote at a shareholders' meeting, the chairman of the meeting may adjourn the meeting for any reason to a time and place determined by the chairman of the meeting. The chairman of the meeting may adjourn a meeting at which directors are to be elected only from day to day until the directors are elected. The shareholders may conduct any business at an adjourned meeting which they might have conducted at the original meeting.

3.4 *Meeting Place.* Shareholders' meetings may be held either at the corporation's registered Nevada office or at any other place designated by the Board and identified in, the notice of the meeting.

3.5 *Chairman of the Meeting.* The Chairman shall serve as chairman of all shareholders' meetings. In the absence of the Chairman, the President or any other person appointed by the Board shall serve as chairman of a shareholders' meeting.

3.6 *Notice of Shareholders' Meetings.*

(a) *Annual Meetings.* The corporation shall notify the shareholders of each annual shareholders' meeting. The corporation shall deliver notice, as provided in Section 9.1, at least ten (10), but not more than sixty (60), days before the meeting date. Notice of an annual meeting need not include a description of the purposes of the meeting, except as provided under Paragraph (c) below. The corporation must deliver notice to all shareholders entitled to vote at the annual meeting, and must notify certain other shareholders of an annual meeting as provided in Paragraph (c) below.

(b) *Special Meetings.* The corporation shall notify the shareholders entitled to vote on the actions to be considered at any special meeting called pursuant to Section 3.2. The corporation need not notify all shareholders unless required to do so as provided in Paragraph (c) below. The notice must include a description of the purposes for which the meeting was called, and be accompanied by other materials described in Paragraph (c) below. The corporation must deliver the notice at least ten (10), but not more than sixty (60), days before the meeting date. If the corporation fails to issue the notice within ten (10) days after shareholders holding ten percent (10%) or more of the outstanding shares entitled to vote on a particular issue have delivered to the Secretary written demand for a special meeting to consider that issue in accordance with Paragraph 3.2(b), the shareholders requesting the meeting may issue the notice on behalf and at the expense of the corporation.

(c) *Meetings Concerning Extraordinary Acts.* If a purpose of a shareholders' meeting is to consider action on an amendment to the Articles, a planned merger or share exchange, a proposed sale, lease, or other disposition of all or substantially all of the property of the corporation other than in the regular course of business, or the dissolution of the corporation, the corporation shall notify all shareholders, whether or not entitled to vote, at least twenty (20), but not more than sixty (60), days before the date of the meeting. The notice must describe the proposed action with reasonable clarity and must contain or be accompanied by a copy of the proposed Amendment, the plan of merger or exchange, or the agreement of sale or lease, as applicable.

(d) *Adjourned Meetings.* In general, the corporation need not provide notice to the shareholders of an adjourned meeting if the time, date, and place for reconvening the meeting is announced before the meeting is adjourned. However, if the chairman of a meeting adjourns a meeting for more than one hundred twenty (120) days from the date of the original meeting, the Secretary shall fix a new record date for the adjourned meeting and shall issue a new notice of the adjourned meeting to each shareholder of record entitled to notice of or to vote at the adjourned meeting.

3.7 *Waiver of Notice.*

(a) *Written Waiver.* A shareholder may waive any notice before or after the date and time of the meeting that is the subject of the notice. Except as provided by Paragraphs (b) and (c), the waiver must be in writing, signed by the shareholder entitled to the notice, and delivered to the corporation for inclusion in the minutes or filing with the corporate records.

(b) *Waiver by Attendance.* A shareholder's attendance at a meeting waives objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting.

(c) *Waiver of Objection to Particular Matter.* A shareholder waives objection to consideration of a particular matter at a meeting that is not within the purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

3.8 *Quorum.*

(a) *Action if Quorum Present.* Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares is present. In general, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for that matter.

(b) *Share Represented for Entire Meeting.* Once a share is represented for any purpose at a meeting other than solely to object to holding the meeting or to transacting business at the meeting, the share is deemed present for purposes of establishing a quorum for the remainder of the meeting and for any adjournment of that meeting unless a new record date is set for the adjourned meeting in accordance with Paragraph 3.14(b).

3.9 *Attendance by Communications Equipment.* Shareholders may participate in a shareholders' meeting by any means of communication which enables all persons participating in the meeting to hear each other simultaneously during the meeting. A shareholder who participates by means of communications equipment is deemed to be present in person at the meeting.

3.10 *Voting.*

(a) *General Rule.* In general, if a quorum is present, a matter may be approved by a voting group if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action.

(b) *Voting on Extraordinary Acts.* Unless provided to the contrary in the Articles of Incorporation or by applicable law, the holders of a majority of all shares entitled to vote on an amendment to the Articles, a plan of merger or share exchange, a sale of assets other than in the regular course of business, or a proposal to dissolve the corporation must vote in favor of the proposed action for the corporation to take the action.

(c) *Election of Directors.* Directors shall be elected in accordance with the provisions of Section 4.5.

(d) *Amendments to Quorum Rules.* An amendment to the Articles adding, changing, or deleting either:

(1) A quorum for a voting group greater or lesser than specified in Paragraph 3.8(a); or

(2) A voting requirement for a voting group greater than specified in Paragraph (a) above must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect.

3.11 *Proxies.*

(a) *Voting by Proxy.* A shareholder may vote the shareholder's shares in person or by proxy.

(b) *Proxy Appointment.* A shareholder may appoint a proxy to vote or otherwise act for the shareholder by signing an appointment form, either personally or by the shareholder's agent.

(c) *Term of Appointment.* An appointment of a proxy is effective when received by the Secretary. An appointment is valid for eleven (11) months unless it is revoked earlier or the appointment form expressly provides for a longer period.

(d) *Death or Incapacity of Shareholder.* The death or incapacity of the shareholder appointing a proxy does not affect the right of the corporation to accept the proxy's authority, unless the Secretary is given notice of the death or incapacity before the proxy exercises the proxy's authority under the appointment.

(e) *Corporation's Power to Accept Proxy's Actions.* The corporation is entitled to accept a proxy's vote or other action as that of the shareholder, subject to the provisions of Section 3.12 and to any express limitation on the proxy's authority appearing on the face of the appointment form.

3.12 *Corporation's Acceptance of Votes.*

(a) *Acceptance of Vote.* If the name signed on a vote, consent, waiver, or proxy appointment corresponds to the name of a shareholder, the corporation may accept the vote, consent, waiver, or proxy appointment as the shareholder's act.

(b) *Vote Not by Shareholder.* If the name signed on a vote, consent, waiver, or proxy appointment does not correspond to the name of its shareholder, the corporation may accept the vote, consent, waiver, or proxy appointment as the shareholder's act if:

(1) The shareholder is an entity and the name signed purports to be that of an officer, partner, or agent of the entity;

(2) The name signed purports to be that of an administrator, executor, guardian, or conservator representing the shareholder and evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver, or proxy appointment;

(3) The name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder, and evidence of this status acceptable to the corporation has been presented with respect to the vote, consent, waiver, or proxy appointment;

(4) The name signed purports to be that of a pledgee, beneficial owner, or attorney-in-fact of the shareholder and evidence acceptable to the corporation of the signatory's authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, or proxy appointment; or

(5) Two or more persons are the shareholder as co-tenants or fiduciaries, the name signed purports to be the name of at least one of the co-owners, and the person signing appears to be acting on behalf of all the co-owners.

(c) *Rejection of Vote.* The corporation may reject a vote, consent, waiver, or proxy appointment if the Secretary has reasonable basis for doubt about the validity of the signature or about the signatory's authority to sign for the shareholder.

3.13 *Shareholders' List for Meeting.*

(a) *Shareholders' List.* After the corporation fixes a record date for a meeting, the Secretary shall prepare an alphabetical list of the names of all shareholders as of the record date who are entitled to notice of a shareholders' meeting. The list must be arranged by voting group (and within each voting group by class or series of shares), show the most recent address on file of each shareholder, and identify the number of shares held by each shareholder.

(b) *List Available for Inspection.* The Secretary shall make the shareholders' list available for inspection by any shareholder, beginning ten (10) days prior to the meeting and continuing through the meeting. The list will be available at the corporation's principal office or at a place (identified in the meeting notice) in the city where the meeting will be held. A shareholder, or the shareholder's agent, may inspect the list during regular business hours and at the shareholder's expense during the period it is available for inspection.

(c) *List at Meeting.* The Secretary shall make the shareholders' list available at the meeting. Any shareholder or shareholder's agent may inspect the list at any time during the meeting or any adjourned meeting.

(d) *Right to Copy.* A shareholder may copy the list as provided in Sections 10.2 and 10.3.

3.14 *Fixing the Record Date.*

(a) *Date for Meetings.* The Board shall fix a record date in order to determine which shareholders are entitled to notice of a shareholders' meeting or to vote at the meeting. If the Board fails to fix a record date for a meeting, then the day before the first notice of the meeting is delivered to the shareholders shall be the record date. If the Secretary does not issue notice of a meeting because all shareholders entitled to notice have waived notice, then the record date shall be the date on which the Secretary received the last waiver of notice.

(b) *Date for Adjourned Meetings.* Once the Secretary has determined which shareholders are entitled to notice of or to vote at a shareholders' meeting, the determination is effective for any adjournment of the meeting unless the Board fixes a new record date. The Board must fix a new record date if the meeting is adjourned for more than one hundred twenty (120) days after the date fixed for the original meeting.

(c) *Date for Dividends and Distributions.* If the Board fails to fix a record date for determining which shareholders are entitled to receive a share dividend or a distribution which does not involve a purchase, redemption, or other acquisition of the corporation's shares, the record date shall be the date the Board authorizes that dividend or distribution.

(d) *Date for Action without Meeting.* The record date for determining which shareholders may vote to take action without a meeting is the date the first shareholder signs the consent describing the action to be taken.

3.15 *Action by Shareholders without a Meeting.*

(a) *Action Agreed to by All Shareholders.* Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting or vote if either:

(1) the action (a "Unanimous Consent") is taken by all the shareholders entitled to vote on the action; or

(2) the action is taken by the shareholders holding of record, or otherwise entitled to vote, in the aggregate not less than the mininum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote on the action were present and voted (a "Majority Consent").

To the extent that prior notice is required by law, any advance notice required by statute to be given to nonconsenting shareholders shall be made at least one business day prior to the effectiveness of the action, or such longer period as required by law. The form of this notice shall be sufficient to appraise the nonconsenting shareholder of the nature of the action to be effected, in a manner approved by the directors of this corporation or by the committee or officers to whom the board has delegated that responsibility. The consents must be delivered to the corporation for inclusion in the minutes or filing with the corporate records.

(b) *Record Date.* The record date for determining shareholders entitled to take action without a meeting shall be as specified in Section 3.

(c) *Withdrawal of Consent.* A shareholder may withdraw consent only by delivering a written notice of withdrawal to the Secretary prior to the time that all consents are in possession of the corporation.

(d) *Effective Date of Action.* Action taken by the shareholders without a meeting shall be effective when all consents are in possession of the corporation, unless the consents specify a later effective date.

(e) *Action by Consent.* An action taken by consent has the effect of a meeting vote and may be described as such in any document.

3.16 *Ratification.* Any action taken by the corporation, the directors, or the officers which is subsequently authorized, approved, or ratified by vote of the number of shares that would have been sufficient to approve the action in the first instance, shall be valid and binding as though ratified by every shareholder of the corporation.

ARTICLE IV
Board of Directors

4.1 *Management Responsibility.* The corporation shall have a Board of Directors, which shall be responsible for the exercise of all corporate powers. The Board shall manage the business, affairs, and property of the corporation.

4.2 *Committees.*

(a) *Creation.* The Board may create one or more Committees of directors. Each Committee must have two or more members.

(b) *Approval of Committees.* The number of directors required to take action under Section 4.11 must approve the creation of a Committee.

(c) *Rules Governing Committees.* The rules governing meetings, action without meetings, notice and waiver of notice, and quorum and voting requirements of the Board, under Sections 4.10 through 4.15, apply to Committees.

(d) *Powers of Committees.* Subject to the limitations stated in Paragraph (e) below, the Board shall specify the extent to which each Committee may exercise the authority of the Board.

(e) *Limitations on Committee Action.* A Committee may not:

(1) Authorize or approve a distribution except according to a general formula or method prescribed by the Board;

(2) Approve or propose to shareholders action which must be approved by the shareholders;

(3) Fill vacancies on the Board or on any Committee;

(4) Amend the Articles;

(5) Adopt, amend, or repeal these Bylaws;

(6) Approve a plan of merger not requiring shareholder approval; or

(7) Authorize or approve the issuance or sale of shares or contract for the sale of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares.

(f) *Minutes.* All Committees shall keep regular minutes of their meetings, which shall be included in the corporate minute books at the registered office of the corporation.

(g) *No Relief from Responsibility.* Neither the Board nor any director may be relieved of any responsibility imposed by law, the Articles, or these Bylaws by designating a Committee and delegating the Board's or the director's responsibilities to the Committee.

4.3 *Duties of Directors.*

(a) *Due Care and Loyalty.* Each person, who is a director, shall perform the duties of a director, including any duties the director may have as a member of any Committee:

(1) In good faith;

(2) In a manner the director reasonably believes to be in the best interests of the corporation; and

(3) With the care an ordinarily prudent person in a like position would use under similar circumstances.

(b) *Right to Rely on Experts.* In performing corporate duties, a director may rely on information, opinions, reports, or statements, including financial statements or other financial data prepared or presented by:

(1) One or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(2) Legal counsel, public accountants, or other persons concerning matters which the director reasonably believes to be within their professional or expert competence; or

(3) A Committee, the deliberations of which the director reasonably believes merits confidence, concerning matters within the Committee's designated authority.

(c) *Failure to Act in Good Faith.* A director fails to act in good faith if the director relies on information provided by the above persons even though the director has knowledge concerning a particular matter that would make reliance on the information unwarranted.

4.4 *Number and Qualification of Directors.* The Board shall consist of no more than eleven (11) directors. The corporation shall have two (2) directors until that number is changed in accordance with these Bylaws. If the shareholders elect a greater or lesser number of directors than is specified in this section, then election of that number shall automatically amend these Bylaws to increase the number of directors to the number elected. No director need be a shareholder of the corporation. The Board or the Shareholders may fix the number of directors and may, at any time, increase the size of the Board to the maximum allowed by these Bylaws.

4.5 *Election of Directors.*

(a) *Initial Directors; Annual Elections.* The terms of the initial directors will expire at the first annual meeting of shareholders. The shareholders shall elect successor directors at the first annual meeting of shareholders, and at each annual meeting thereafter.

(b) *Cumulative Voting.* Cumulative voting for the election of directors is prohibited.

(c) *Election.* In any election of directors, the candidates elected are those who receive a majority of votes cast by the shares entitled to vote in the election, up to the number of directors to be elected.

4.6 *Term of Office.* Each director shall hold office for a one-year term until the next succeeding annual meeting, and thereafter until the director's successor is elected and qualified. If a director dies, resigns, or is removed, the director's replacement shall serve throughout the remaining portion of the director's term, and thereafter until the director's successor is elected and qualified.

4.7 *Vacancy on Board of Directors.* In case of a vacancy in the Board of Directors because of a director's resignation, removal or other departure from the board, or because of an increase in the number of directors, the remaining directors, by majority vote, may elect a successor to hold office for the unexpired term of the director whose position is vacant, and until the election and qualification of a successor.

4.8 *Resignation.* A director may resign at any time by delivering written notice to the Chairman, the President, the Secretary, or each member of the Board. A resignation shall take effect when notice is delivered, unless the notice specifies a later effective date. The corporation need not accept a resignation for the resignation to be effective. A resignation shall not affect the rights of the corporation under any contract with the resigning director.

4.9 *Removal.*

(a) *Special Meeting.* The shareholders may remove one or more directors, with or without cause, only at a special meeting of shareholders called expressly for that purpose. The notice of the meeting must state that the purpose of the meeting is to remove one or more directors.

(b) *Voting.* The shareholders may remove a director by affirmative vote of the holders of a majority of the shares entitled to vote on the election of that director. A director may not be removed if votes sufficient to elect the director are voted against the director's removal.

4.10 *Meetings.*

(a) *Annual Meeting.* The first meeting of each newly elected Board shall be known as the annual Board meeting. The Board shall hold the annual Board meeting, without notice, immediately after the annual shareholders' meeting or after any special shareholders' meeting at which new directors are elected. The Board shall hold the annual Board meeting at the same place as the annual shareholders' meeting unless the Board specifies another place by resolution.

(b) *Regular Meetings.* The Board may hold regular meetings at a place and on a day and hour fixed by resolution of the Board.

(c) *Special Meetings.* The Chairman, or President if there is no Chairman, or any two directors may call a special meeting of the Board. The Board shall hold the special meeting at the place and on the day and hour specified by the persons calling the meeting.

(d) *Adjourned Meetings.* A majority of the directors present may vote to adjourn any meeting to another time and place even if the number of directors present or voting does not constitute a quorum. If the meeting is adjourned for more than forty-eight (48) hours, the Secretary shall give notice of the time and place of the adjourned meeting to the directors who were not present at the time the meeting was adjourned.

4.11 *Quorum and Voting of Directors.*

(a) *Majority Constitutes a Quorum.* A majority of the directors shall constitute a quorum for the transaction of business at a meeting, except as provided in Section 4.7 and in Paragraph (b) below. The appropriate percentage of the directors present at a meeting at which a quorum is present may take any actions which the directors are authorized to take on behalf of the corporation.

(b) *Action in Absence of a Quorum.* The Board may continue to transact business at a meeting at which a quorum was initially present. In order to take any action at a meeting at which a quorum is no longer present, the action must be approved by a sufficient percentage of the number of directors required to establish a quorum.

(c) *Dissent by Directors.* A director may abstain or dissent from any action taken. However, a director may not dissent or abstain if the director voted in favor of the action taken. A director who is present at a meeting when action is taken is deemed to have assented to the action taken unless:

(1) The director objects at the beginning of the meeting to holding the meeting or to transacting business at the meeting;

(2) The director's dissent or abstention from the action taken is entered in the minutes of the meeting; or

(3) The director delivers written notice of the director's dissent or abstention to the chairman of the meeting before the Board adjourns the meeting or to the corporation within a reasonable time after the Board adjourns the meeting.

4.12 *Attendance by Communications Equipment.* The directors may participate in a meeting by means of any communications equipment which enables all persons participating in the meeting to hear each other simultaneously during the meeting. A director who participates by means of communications equipment is deemed to be present in person at the meeting.

4.13 *Action by Directors without a Meeting.* The Board may take any lawful action without a meeting if each director delivers a signed consent to the corporation, before or after the action to be taken, which describes the action taken or to be taken. An action approved by consent shall have the same effect as an action approved by unanimous vote at a meeting duly held upon proper notice, and may be described as such in any document. All consents shall be inserted into the minute books as if they were the minutes of a Board meeting.

4.14 *Notice of Meeting.*

(a) *Regular Meetings.* The Secretary may, but need not, issue notice pursuant to Article IX of any regular Board meeting if the time and place of the regular meeting has been fixed by resolution of the Board and a copy of the resolution has been mailed or delivered to each director at least two (2) days preceding the day of the first meeting held under that schedule.

(b) *Special Meetings.* The Secretary, or the person calling a special Board meeting, shall issue notice pursuant to Article IX of the date, time, and place of the meeting at least two (2) days preceding the day on which the meeting is to be held. Any Board meeting shall be properly called if each director either has received valid notice of the meeting, is present without objecting, or waives notice of the meeting pursuant to Paragraph (c) below. The notice of any regular or special meeting of the Board need not specify the purpose of the meeting or the actions proposed for the meeting unless these Bylaws so require.

(c) *Waiver of Notice.* A director may waive notice before or after the date and time stated in the notice. A waiver shall be equivalent to receipt of notice. A director may waive notice by submitting a written waiver, signed by the director entitled to the notice, to the corporation for inclusion in the minutes or filing with the corporate records. A director may also, by attending or participating in a meeting, waive any required notice of the meeting unless the director, at the beginning of the meeting objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

4.15 *Chairman of the Meeting.* The Chairman shall serve as the chairman of the meeting of all Board meetings. In the absence of the Chairman, the President or any other person appointed by the Board shall serve as the chairman of the meeting of a Board meeting.

4.16 *Compensation.* The Board shall, by unanimous approval, fix the amount or salary to be paid to each director for service as a director or for attendance at each meeting of the Board. Salary or payment for service as a director shall not preclude a director from serving the corporation in any other capacity or from receiving compensation for service in that other capacity.

4.17 *Liability for Unlawful Distributions.*

(a) *Director's Liability.* A director who votes for or assents to an unlawful distribution made in violation of Section 8.1 is personally liable to the corporation for the amount of the distribution that exceeds what could have been distributed without violating Section 8.1, if the director fails to perform the director's duties in compliance with Section 4.3.

(b) *Right to Contribution.* A director held liable for an unlawful distribution is entitled to contribution:

(1) From every other director who could be held liable for the unlawful distribution; and

(2) From each shareholder for the amount the shareholder accepted knowing the distribution was unlawful.

ARTICLE V

Directors' and Officers' Conflicting Interest Transactions

5.1 *Validity,* A contract or other transaction is not void or voidable solely because:

(a) The contract or transaction is between the corporation and:

(1) One or more of its directors or officers; or

(2) Another corporation, firm or association in which one or more of its directors or officers are directors or officers or are financially interested;

(b) A common or interested director or officer:

(1) Is present at the meeting of the board of directors or a committee thereof which authorizes or approves the contract or transaction; or

(2) Joins in the execution of a written consent which authorizes or approves the contract or transaction pursuant to Section 4.13; or

(c) The vote or votes of a common or interested director are counted for the purpose of authorizing or approving the contract or transaction, if one of the circumstances specified in Section 5.2 exists.

5.2 *Circumstances.* The circumstances in which a contract or other transaction is not void or voidable pursuant to Section 5.1 are:

(a) The fact of the common directorship, office or financial interest is known to the board of directors or committee, and the board or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient for the purpose without counting the vote or votes of the common or interested director or directors.

(b) The fact of the common directorship, office or financial interest is known to the stockholders, and they approve or ratify the contract or transaction in good faith by a majority vote of stockholders holding a majority of the voting power. The votes of the common or interested directors or officers must be counted in any such vote of stockholders.

(c) The fact of the common directorship, office or financial interest is not known to the director or officer at the time the transaction is brought before the board of directors of the corporation for action.

(d) The contract or transaction is fair as to the corporation at the time it is authorized or approved.

5.3 *Quorum.* Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee thereof which authorizes, approves or ratifies a contract or transaction, and if the votes of the common or interested directors are not counted at the meeting, then a majority of the disinterested directors may authorize, approve or ratify a contract or transaction.

ARTICLE VI
Indemnification

6.1 *Indemnification.* The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding, to the full extent permitted by the Nevada Business Corporation Act.

6.2 *Insurance.* The corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent, whether or not the corporation would have power to indemnity the individual against the same liability under Section 6.1.

ARTICLE VII
Officers

7.1 *Officers and Their Duties.* The following officers shall be elected annually and shall have the duties enumerated below:

(a) *Chairman of the Board.* The Chairman shall be elected by the Board of Directors, shall be a director and shall perform the duties assigned to the Chairman by the Board. The Chairman shall preside at all meetings of the shareholders and at all meetings of the Board, and shall appoint all officers of the corporation. The Chairman may sign deeds, mortgages, bonds, contracts, or other instruments, unless these powers have been expressly delegated by the Board to some other officer or agent of the corporation or are otherwise required by law to be signed or executed by some other officer or in some other manner. If the President dies or becomes unable to act, the Chairman shall perform the duties of the President, except as may be limited by resolution of the Board.

(b) *President.*

(1) The President shall be the chief executive officer of the corporation unless some other officer is so designated by the Board. The President shall supervise and control the assets, business, and affairs of the corporation. If no Chairman has been elected, the President shall be a director and shall have all powers of the Chairman. The President may sign certificates for shares of the corporation, deeds, mortgages, bonds, contracts, or other instruments, unless these powers have been expressly delegated by the Board to some other officer or agent of the corporation. The President shall vote shares in other corporations that are owned by the corporation, unless the Board prescribes otherwise. The President shall perform all duties incident to the office of president and any other duties that the Board may prescribe.

(2) The President may appoint one or more Assistant Secretaries and Assistant Treasurers, as the President deems necessary.

(c) *Vice Presidents.* The Chairman may designate one or more Vice Presidents or other officers and assistant officers as he determines is necessary or advisable, or the Chairman may delegate that power to the President. The Vice Presidents shall have the powers and perform the duties accorded to them by the Board, the Articles, the Bylaws, or delegated to them by the Chairman or the President. If no Chairman has been elected, in the absence or disability of the President, the Vice President, designated by the Board, shall perform the duties of the President. When so acting, the designated Vice President shall have all the powers of, and be subject to the same restrictions as is the President. However, a Vice President may not preside as the chairman of a Board meeting unless that Vice President is also a director.

(d) *Secretary.*

(1) The Secretary shall:

(A) Prepare the minutes of meetings of the directors and of the shareholders, keep the minutes in one or more books provided for that purpose, and be responsible for authenticating the records of the corporation;

(B) Ensure that all notices are given in accordance with the provisions of Sections 3.6, 4.14 and Article IX of these Bylaws and as required by law;

(C) Serve as custodian of the corporate records and the corporate seal, and ensure that the seal is affixed to all documents requiring the corporation's seal, provided that the document has been duly authorized for execution;

(D) Keep a register of the address of each shareholder, director, and officer;

(E) Sign certificates representing the authorized shares of the corporation;

(F) Maintain the stock transfer books of the corporation pursuant to the provisions of Section 2.7;

(G) Appoint a registrar or transfer agent to oversee the stock transfer books;

(H) When required by law or resolution of the Board, sign the corporation's deeds, mortgages, bonds, contracts, or other instruments; and

(I) Perform all other duties incident to the office of Secretary or assigned by the President or the Board.

(2) In the absence of the Secretary, an Assistant Secretary may perform the duties of the Secretary.

(e) *Treasurer.*

(1) The Treasurer shall:

(A) Take custody of and account for all funds and securities held by the corporation;

(B) Receive and give receipts for sums due to the corporation, and deposit those sums in the name of the corporation in banks, trust companies, or other depositories which the Board may select in accordance with the provisions of these Bylaws; and

(C) Perform all other duties incident to the office of treasurer or assigned to the Treasurer by the President or the Board.

(2) In the absence of the Treasurer, an Assistant Treasurer may perform the duties

of the Treasurer.

(f) *Additional Duties; Other Officers and Agents.* The Board may assign any officer any additional title that the Board deems appropriate. The Board may delegate to any officer or agent the power to appoint assistant officers or agents and to prescribe the terms of office, authorities, and duties of such assistant officers or agents.

(g) *Authority to Enter Contracts and to Issue Checks and Drafts.* The Board may authorize any officer or agent of the corporation to enter into contracts or to execute and deliver instruments in the name of and on behalf of the corporation. The Board may grant either general or limited authority to its officers and agents to make contracts or execute instruments. The Board shall authorize certain officers or agents of the corporation to sign the corporation's checks, drafts, or other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the corporation.

7.2 *Qualifications.* None of the officers is required to be a director, except as specified in Section 7.1. The same person may hold two or more corporate offices, except that one person may not hold the offices of President and Secretary at the same time.

7.3 *Standards of Conduct for Officers.*

(a) *Due Care and Loyalty.* An officer with discretionary authority shall discharge the officer's duties under that authority:

(1) In good faith;

(2) With the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

(3) In a manner the officer reasonably believes to be in the best interests of the corporation.

(b) *Right to Rely on Experts.* In performing the officer's duties, the officer may rely on information, opinions, reports, or statements, including financial statements and other financial data prepared or presented by:

(1) One or more officers or employees of the corporation whom the officer reasonably believes to be reliable and competent in the matters presented; or

(2) Legal counsel, public accountants, or other persons concerning matters the officer reasonably believes to be within their professional or expert competence.

(c) *Failure to Act in Good Faith.* An officer fails to act in good faith if the officer relies on information provided by the above persons, even though the officer has knowledge that makes reliance on the information unwarranted.

7.4 *Bonds.* The Board may require any officer to post a bond to ensure that the officer faithfully performs the duties of the office, and that in case of the death, resignation, retirement or removal of the officer, the officer returns all books, papers, vouchers, money and other property in the officer's possession or under the officer's control which belongs to the corporation. The bond shall be in the amount and with any sureties required by the Board.

7.5 *Delegation.* The Board may delegate the powers and duties of an officer who is absent or unable to act to any officer, director, or other person.

7.6 *Election and Term of Office.* The Board shall elect the officers at the annual Board meeting. If the Board fails to elect the officers at that meeting, it shall convene a meeting to elect the officers as soon thereafter as possible. Each officer shall hold office for a one-year term until the next succeeding annual Board meeting, or until the officer's successor is elected and qualified, unless the officer dies, resigns, or is removed.

7.7 *Vacancies.* The Board may fill a vacancy in any office created because of the death, resignation, removal, or disqualification of an officer, because of the creation of a new office, or for any other cause.

7.8 *Resignation.* An officer may resign at any time by delivering written notice to the Chairman, the President, any Vice President, the Secretary, or to each member of the Board. An officer's resignation shall take effect at the time specified in the notice or, if the time is not specified, when the notice is delivered. The corporation need not accept a resignation for the resignation to be effective. A resignation shall not affect the rights of the corporation under any contract with the resigning officer.

7.9 *Removal.* The Board may remove an officer or agent of the corporation, with or without cause, if the Board finds that the best interests of the corporation would be served by removing that officer or agent. The corporation's action to remove the officer or agent shall not affect the officer's contract rights against the corporation. Any officer or assistant officer, if appointed by another officer, may be removed by any officer authorized to appoint officers or assistant officers.

7.10 *Compensation.* The Board, by unanimous approval, shall set the compensation for the officers and the other agents and employees of the corporation. The Board may delegate the authority to set the compensation of the officers, agents, and employees to the President by unanimous approval. No officer may be prevented from receiving compensation as an officer solely because the officer is also a director of the corporation.

ARTICLE VIII
Dividends and Distributions

8.1 *Distributions.* The Board may authorize and the corporation may make distributions of cash or other property in the form of a dividend or the purchase, redemption, or other acquisition of the corporation's shares, unless after making the distribution:

(a) The corporation would be unable to pay its debts as they become due in the usual course of business; or

(b) The corporation's total assets would be less than the sum of its total liabilities plus the amount needed, if the corporation were dissolved at the time of distribution, to satisfy the preferential rights of shareholders whose preferential rights are superior to the shareholders who receive the distribution.

8.2 *Measure of Effect of Distribution.* For purposes of determining whether a distribution may be authorized by the Board of Directors and paid by the corporation under Section 8.1, the effect of distribution shall be measured as follows:

(a) In the case of a distribution of indebtedness which requires the corporation to make principal and interest payments only if those payments would qualify as an allowable distribution under Section 8.1, each payment of principal and interest must qualify as a separate distribution, the effect of which shall be measured on the date the payment is actually made.

(b) In the case of a distribution made through the purchase, redemption, or other acquisition of the corporation's shares, the effect of the distribution shall be measured as of the earlier of:

(1) The date on which any money or other property is transferred to the shareholders;

(2) The date on which any debt is incurred by the corporation; or

(3) The date on which the shareholder ceases to be a shareholder with respect to the acquired shares.

(c) In the case of a distribution of indebtedness, other than that described in Paragraph (a) above, the effect of the distribution shall be measured as of the date the indebtedness is distributed.

(d) In any other case, the effect of the distribution shall be measured either:

(1) As of the date on which the distribution is authorized, if the corporation paid the distribution within one hundred twenty (120) days after the date of authorization; or

(2) As of the date of payment, if such date occurs more than one hundred twenty

(120) days after the date of authorization.

8.3 *Share Dividends.*

(a) *Issuance to All Shareholders.* The corporation may issue a share dividend by issuing shares pro rata and without consideration to all shareholders or to the shareholders of one or more classes or series.

(b) *Issuance to Class of Shareholders.* Shares of one class or series may not be issued as a share dividend in respect of shares of another class or series unless:

(1) The Articles so authorize;

(2) A majority of the votes entitled to be cast by the class or series to be issued approve the issue; or

(3) There are no outstanding shares of the class or series to be issued.

8.4 *Closure of the Stock Transfer Books.* The Board may close the stock transfer books for a period of not more than sixty (60) days for the purpose of making a distribution.

8.5 *Reserves.* The corporation may, before making any distribution, set aside certain amounts to serve as a reserve fund to meet contingencies, or for any other purpose. Any funds not distributed by the corporation at the end of any fiscal year shall be deemed to have been thus set aside as a reserve until the Board otherwise disposes of the funds.

ARTICLE IX
Notices

9.1 *Method of Notice.*

(a) *General.* In general, notices called for under these Bylaws shall be given in writing.

(b) *Methods of Communication.* Notice may be communicated in person; by telephone, telegraph, teletype, facsimile, email or other form of wire or wireless communication; or by mail or private carrier. If these forms of personal notice are impracticable, notice may be communicated by a newspaper of general circulation in the area where published; or by radio, television, or other form of public broadcast communication.

(c) *Effective Date of Notice to Shareholder.* Written notice to a shareholder, if in a comprehensible form, is effective when mailed, if mailed with first-class postage prepaid and correctly addressed to the shareholder's address shown in the corporation's current record of shareholders or when received if communicated in person; by telephone, telegraph, teletype, facsimile, email or other form of wire or wireless communication or by private carrier. The Secretary may send notices to a shareholder by delivering or mailing the notice to the shareholder's most recent address on file. Any notice sent to that address shall be deemed sufficient if the shareholder fails to furnish a current address to the Secretary.

(d) *Notice to the Corporation.* Written notice to the corporation may be addressed to its registered agent at its registered office or to the corporation at the address of its principal office as shown in the most recent annual report.

(e) *Effective Date of Notice to Other Parties.* Except as provided above, written notice to other parties shall be effective at the earliest of:

(1) The time of receipt;

(2) The date shown on the return receipt if sent by registered mail; or

(3) Five (5) days after the notice was deposited in the U. S. first class mail, postage prepaid.

9.2 *Oral Notice.* The persons convening any meeting of the Board or a Committee may give oral notice of the meeting, which may be communicated in person or by telephone, wire, or wireless communication. Oral notice is effective when communicated if the notice is communicated in a comprehensible manner. Oral notice may be communicated either to the director or to a person who the person giving the notice has reason to believe will promptly communicate the notice to the director.

9.3 *Waiver of Notice.* A shareholder or director may waive notice of any meeting by submitting a written signed waiver of notice either before or after the time for holding the meeting, or by attending the meeting in person or by proxy without objecting to a lack of notice.

ARTICLE X

Corporate Records

10.1 *Maintenance of Corporate Records.* The corporation shall keep the corporation's minute books and all other official records of all meetings at its registered office or principal place of business. The corporation shall keep all minutes and records in written form, or in a form that may be easily converted to written form. The corporation shall maintain in its records the following items:

(a) A copy certified by the Secretary of State of its articles of incorporation, and all amendments thereto;

(b) A copy certified by an officer of the corporation or its bylaws and all amendments thereto; and

(c) A stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively. In lieu of the stock ledger or duplicate stock ledger, the corporation may keep a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete mailing address or street address where the stock ledger or duplicate stock ledger specified in this section is kept.

10.2 *Shareholder's Right to Inspect and Copy Records.*

(a) *Inspection of Corporate Records.* Any person who has been a shareholder of record of the corporation for at least six (6) months immediately preceding his demand, or any person holding or authorized in writing by the holders of, at least five percent (5%) of all of the corporations issued and outstanding shares, may inspect and copy, during regular business hours at the corporation's principal office, any of the records of the corporation described in Section 10.1 if the shareholder gives the corporation written notice of the shareholder's demand at least (5) five business days before the date on which the shareholder wishes to inspect and copy the records.

(b) *Denial of Inspection.* An inspection under Section 10.2(a) may be denied to any shareholder or other person upon his refusal to furnish to the corporation an affidavit that the inspection is not desired for a purpose which is in the interest of a business or object other than the business of the corporation and that he has not at any time sold or offered for sale any list of stockholders of any corporation or aided or abetted any person in procuring any such record of shareholders for any such person.

10.3 *Scope of Inspection Right.*

(a) *Shareholder's Agent.* A shareholder's agent or attorney has the same inspection and copying rights as the shareholder, provided the shareholder has delivered to the officer of the corporation their consent to such inspection or copying in writing.

(b) *Copies.* A shareholder may obtain copies of the corporation's records made by photographic, xerographic, or other reasonable means, including copies in electronic or other nonwritten form if the shareholder so requests.

(c) *Charge for Copying.* The corporation may impose a reasonable charge to recover the costs of labor and materials and the cost of any copies of any records provided to the shareholder.

10.4 *Annual Report.* The corporation shall prepare and file an annual report on the required form with the Secretary of State of Nevada. The corporation shall ensure that the information in the annual report is current as of the date the corporation executes the annual report.

ARTICLE XI
Financial Matters

11.1 *Books and Records of Account.* The corporation shall maintain correct and complete books, financial statements, and records of account. The corporation shall keep its books and records of account and prepare its financial statements in accordance with generally accepted accounting principles, which shall be applied on a consistent basis from period to period. The books, records of account, and financial statements shall be in written form or in any other form capable of being converted into written form within a reasonable time.

11.2 *Balance Sheet and Income Statement.*

(a) *Annual Balance Sheet and Income Statement.* The corporation shall prepare annually (1) a balance statement showing in reasonable detail the financial condition of the corporation as of the close of its fiscal year and (2) an income statement showing the results of the corporation's operations during its fiscal year. The corporation shall prepare these statements not later than four (4) months after the close of each fiscal year, and in any case before the annual shareholders' meeting. These statements shall be prepared in accordance with generally accepted accounting principles which shall be applied on a consistent basis from period to period. The President, or the person who prepared the financial statements, shall prepare a certificate to accompany the annual financial reports attesting to the fact that the preparer used generally accepted accounting principles in preparing the financial statements, and describing any respects in which the statements were prepared on a basis of accounting which was not consistent with statements prepared for the preceding year.

(b) *Copies to Shareholders.* The corporation shall deliver via mail or other electronic means, promptly, upon written request, a copy of the most recent balance sheet and income statement to any shareholder. The corporation shall also furnish, upon written request, a statement of the sources and applications of the corporation's funds and a statement of any changes in the shareholders' equity for the most recent fiscal year, if such statements have been prepared for other purposes.

11.3 *Deposits.* The officers shall cause all funds of the corporation not otherwise employed to be deposited to the credit of the corporation in such banks, trust companies, or other depositories as the Treasurer may select.

11.4 *Loans.* The corporation may not borrow money or issue evidences of indebtedness unless the Board authorizes the action. The corporation shall make no loans that are secured by its own shares, except for indebtedness representing the unpaid purchase price of the corporation's shares.

11.5 *Fiscal Year.* The corporation shall use a calendar year fiscal year unless the Board expressly determines otherwise.

ARTICLE XII
Amendment of Articles and Bylaws

12.1 *Amendment of Articles.* The Board may submit to the shareholders for approval one or more proposed amendments to the Articles. Following notice to all shareholders of a shareholders' meeting in accordance with the provisions of Paragraph 3.6(c) and Article IX, the shareholders may adopt the proposed amendment if a majority of the votes in each voting group entitled to vote on each amendment approve. In the alternative, action may be taken by shareholders without a meeting in accordance with the provisions of Paragraph 3.15.

12.2 *Amendment of Bylaws by the Shareholders.* The shareholders may amend, alter, or repeal the Bylaws at any meeting of the shareholders, or by unanimous written consent. The shareholders may amend the Bylaws at a special shareholders' meeting only if a copy of the proposed amendments accompanies the notice of the meeting

12.3 *Amendment of Bylaws by the Board.* The Board may amend, alter, or repeal the Bylaws by vote of a majority of the Board at any meeting of the Board, or by unanimous written consent of the Board. The Bylaws may be amended at a special meeting of the Board only if notice of the proposed amendment was contained in the notice of the meeting. The shareholders may repeal, by majority vote, any amendment to or alteration of the Bylaws adopted by the Board.

ARTICLE XIII
Corporate Seal

The Board of Directors may adopt a corporate seal in a form and with an inscription to be determined by the Board. The seal shall be in the form of a circle and shall contain the name of the corporation and the year of incorporation. The application of, or failure to apply the seal to any document or instrument, shall not affect the validity of the document or instrument.

ARTICLE XIV
Miscellany

14.1 *Inspector of Elections.* Before any annual meeting of shareholders, the Board may appoint an inspector of elections. If the Board does not appoint an inspector of elections, then the chairman of the meeting may appoint an inspector of elections to act at the meeting. If the person appointed as inspector of elections fails to act, the chairman of the meeting may appoint a person to act in the place of the appointed inspector of elections. The chairman of the meeting shall appoint an inspector of elections if requested to do so by any shareholder or shareholder's proxy.

14.2 *Duties of Inspector of Elections.* The inspector of elections shall:

(a) Determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, whether a quorum is present, and, with the advice of legal counsel to the corporation, the authenticity, validity, and effect of proxies;

(b) Receive votes, ballots, or consents;

(c) Hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d) Count and tabulate all votes or consents;

(e) Determine the result of any vote; and

(f) Do any other acts that may be necessary to conduct the election or vote with fairness to all shareholders.

14.3 *Rules of Order.*

(a) *Robert's Rules Govern.* The rules contained in the most recent edition of Robert's Rules of Order, Revised, shall govern all meetings of shareholders and directors where those rules do not conflict with the Articles or the Bylaws.

(b) *Chairman of Meeting.* The chairman of the meeting shall have absolute authority over matters of procedure. There shall be no appeal from a procedural ruling by the chairman of the meeting. The chairman of the meeting may dispense with the rules of parliamentary procedure for any meeting or any part of a meeting. The chairman shall clearly state the rules under which any meeting or part of a meeting will be conducted.

(c) *Adjournment Due to Disorder.* If disorder should arise which prevents continuation of the legitimate business of any meeting, the chairman of the meeting may adjourn the meeting. Any meeting so adjourned may be reconvened in accordance with Sections 3.3 and 4.10 of these Bylaws.

(d) *Removal of Persons Not Shareholders.* The chairman may require anyone who is not a bona fide shareholder of record or the proxy of a shareholder of record to leave any shareholders' meeting.

(e) *Matters the Proper Subject of Action.* The shareholders may consider and vote on a resolution or motion at a shareholders' meeting only if:

(1) The resolution or motion was proposed by a shareholder or the duly authorized proxy of a shareholder; and

(2) The resolution or motion was seconded by an individual who is a shareholder or the duly authorized proxy of a shareholder other than the person who proposed the resolution or motion.

14.4 *Number and Gender.* When required by the context:

(a) The word "it" will include the plural and the word "its" will include the singular;

(b) The masculine will include the feminine gender and the neuter, and vice versa; and

(c) The word "person" will include corporation, firm, partnership or any other form of association.

14.5 *Severability.* If any provision of these Bylaws or any application of any provision is found to be unenforceable, the remainder of the Bylaws shall be unaffected. If the provision is found to be unenforceable when applied to particular persons or circumstances, the application of the provision to other persons or circumstances shall be unaffected.

ARTICLE XV

Authentication

The foregoing Amended Bylaws were read, approved, and duly adopted by the Board on the 21th day of November, 2012. The President and Secretary were empowered to authenticate these Bylaws by their signatures below.



Robert Newell, President

ATTEST: 

Robert Newell, Secretary

EXHIBIT D

Subscription Agreement

SUBSCRIPTION AGREEMENT

Black Hawk Funding, Inc.
Attn: Corporate Secretary
1950 W. Bellerive Lane, Ste. 109
Coeur d'Alene, ID 83814

RE: Offering Black Hawk Funding, Inc. (the "Company") Common Stock pursuant to Regulation A.

1. **Subscription and Offering.** The undersigned hereby subscribes for and agrees to purchase __________________ shares of Common Stock of Black Hawk Funding, Inc. (the "Company", a Nevada Corporation, at a price of $1.00 per unit (the "Price Per Share"), and agrees to pay therefore the total sum of $_____________in cash (equal to the product of the number of Shares of the Company subscribed for multiplied by the Price Per Share), receipt of which is hereby acknowledged by the Company's acceptance of this subscription, below.

2. **Acceptance or Rejection.** The undersigned understands that the Company, in its sole discretion and for any reason, may accept or reject this subscription, in whole or in part.

3. **Adoption of Bylaws.** The undersigned hereby adopts, accepts, and agrees to be bound by all the terms and provisions of the Bylaws and to perform all obligations therein imposed upon a voting shareholder by that Agreement. Upon acceptance of this Subscription by the President on behalf of the Company, payment in full of the subscription price, the undersigned will become a Shareholder for all purposes of the Bylaws.

4. **Acknowledgement.** The undersigned acknowledges that: (1) the offering of Shares was made only through direct personal communication between the undersigned and a representative of the Company; (2) the undersigned has had the opportunity to obtain all information concerning the Company, its operations, legal structure and any other information or documentation requested by the undersigned; (3) the undersigned has been advised by the Company that (i) he or she must be prepared to bear the economic risk of the investment for an indefinite period; (ii) the Shares are highly speculative, involve a high degree of risk and should only be purchased by individuals who can afford to lose their entire investment.

5. **Execution of Agreement**. When accepted by the Company, in whole or in part, this subscription shall be valid and binding on the undersigned and the Company for all purposes as to the Shares subscribed for an accepted by the Company. The undersigned represents and warrants that the undersigned has received, read and understands the contents hereof and has consulted with his attorney, business advisor and/or accountant concerning the offering of Shares.

6. **Personal Investigation**. The undersigned warrants and represents that, prior to making a decision whether to invest in the Shares, he or she has conducted a personal investigation and has researched and considered all factors that bear on the advisability of investing in the Company, and that his or her investment decision has not been based solely upon the representations of the Company or its affiliates or representatives. In this regard, the undersigned has been furnished and has carefully reviewed all of the Company's Form 1-A Offering Circular.

7. **Investment Experience**. The undersigned warrants and represents that the undersigned is experienced in investments and business matters, has made similar speculative investments in the past, has sufficient investment acumen to analyze and evaluate the merits and risks of investing in the Shares and has sufficient financial resources to hold the Shares for an indefinite period of time.

8. **Confidentiality.** The undersigned understands that this Subscription Agreement and all other documents delivered to the undersigned in connection with this subscription are confidential documents. The undersigned agrees that he or she will not reproduce or distribute any of such documents in whole or in part.

9. **Purchase Price; Further Restriction.** The undersigned recognizes that the Company may acquire additional funds from investors through private and public offerings of its securities in the future at prices above or below the purchase price of the Shares.

10. **Indemnification.** The undersigned recognizes that the sale of the Shares will be based upon his or her representations and warranties set forth herein, and the undersigned hereby agrees to indemnify and defend the Company and to hold each officer, director, employee thereof harmless from and against any and all loss, damage, liability or expense, including costs and reasonable attorneys' fees, to which they may be put or which they may incur by reason of, or in connection with, any misrepresentation made by the undersigned in this Subscription Agreement or elsewhere, any breach by the undersigned of his or her warranties and/or a failure to fulfill any of the covenants or agreements set forth herein or elsewhere or arising out of the sale or distribution of any Shares or components thereof by the undersigned in violation of the Securities Act of 1933, as amended, and any other applicable state securities laws.

11. **Representations and Warranties.** In consideration of the sale of the Shares, the undersigned hereby represents and warrants to the Company that:

(a) He or she acknowledges the opportunity to ask questions of, and receive answers from, Black Hawk Funding, Inc., concurrently with this Offering, concerning the Company and its proposed investments, and that the Company has fully complied with any request for such information.

(b) Any information I have furnished to the Company with respect to my financial position and business experience, is correct and complete as of the date of this Subscription Agreement and if there should be any material change in such information prior to my admission to the Company as a Shareholder, I will immediately furnish such revised or corrected information to the Company.

(c) If I am signing this Subscription Agreement on behalf of an entity, I am duly authorized and otherwise qualified to make an investment decision for such entity to invest in the Company.

12. **Revocability.** The undersigned understands and agrees that it may not cancel, terminate, or revoke this Subscription Agreement.

13. **Successors and Assigns.** This Subscription Agreement shall be binding upon and shall inure to the benefit of the parties hereto and to the successors and assigns of the Company and to the undersigned's personal and legal representatives, heirs, guardians, successors, and permitted assignees.

14. **Modification**. Neither this Subscription Agreement nor any provision hereof shall be modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

15. **Beneficial Ownership.** If acting as trustee, agent, representative or nominee for a subscriber ("Beneficial Owner"), I understand and acknowledge that the representations, warranties and agreements made herein are made by me (a) with respect to me, and (b) with respect to the Beneficial Owner on whose behalf I am acting. I further represent and warrant that I have all requisite power and authority from said Beneficial Owner to execute and perform the obligations under this Subscription Agreement. I also agree to indemnify the Company, its Officers, Directors and Employees, and each of their officer and agents for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from my or the Beneficial Owner's misrepresentation or misstatement contained herein, or the assertion of my lack of proper authorization from the Beneficial Owner on whose behalf I am acting to enter into this Subscription Agreement or perform the obligations hereof.

16. **Assignment.** This Subscription Agreement is not transferrable or assignable.

17. **Residency.** I have received and accepted the offer to purchase the Shares(s) in the state of my residence or domicile. The residences address following my signature is the address where I am a resident and a domiciliary (not a temporary or transient resident).

18. **California Residents.** Because of the risks and limited liquidity of this investment, we have established minimum suitability requirements for California purchasers of our shares. In order to purchase shares of our common stock, you must have either:

- a liquid net worth, excluding the value of your home, furnishings and automobiles, of at least $250,000; plus estimated $65,000 gross income during the current tax year; or
- $500,000 liquid net worth, and the investor's investment in the applicant must not exceed 10% of the investor's net worth (a net worth exclusive of home, home furnishings and automobile)

19. **Washington, Idaho & Oregon Residents.** Washington, Idaho & Oregon impose the following suitability standards:

- A minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home, and home furnishings, or
- A minimum net worth of $250,000, exclusive of automobile, home, and home furnishings.

I have duly executed this Agreement this ________ day of __________________, ________.

Account Title: ____

Entity Investor Signature:	**Individual Investor Signature:**
______________________________________	______________________________________
(Print Name of Entity)	(Signature)
By:___________________________________	______________________________________
(Signature)	(Print Name)
___________________________________	______________________________________
(Print Name)	(Residence Address)
___________________________________	______________________________________
(Title)	(City, State, Zip)
______________________________________	______________________________________
(Tax Identification No.)	(Social Security No.)
Phone Number:__________________________	Phone Number:__________________________
Fax Number:____________________________	Fax Number:____________________________
Email:________________________________	Email:_________________________

PLEASE ATTACH A COPY OF YOUR DRIVERS LICENSE OR PASSPORT

FOR BHF, Inc. SIGNATURE ONLY

BLACK HAWK FUNDING, INC.

By: ___________________________________ Date:___________________________
Robert L. Newell, President/CEO

EXHIBIT E

Agent for Service of Process


181102



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Registered Agent Acceptance
(PURSUANT TO NRS 77.310)

This form may be submitted by: a Commercial Registered Agent, Noncommercial Registered Agent or Represented Entity. For more information please visit http://www.nvsos.gov/index.aspx?page=141

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Acceptance of Appointment by Registered Agent

In the matter of Black Hawk Funding, Inc.
Name of Represented Business Entity

I, CSC Services of Nevada, Inc. am a:
Name of Appointed Registered Agent OR Represented Entity Serving as Own Agent*

(complete only one)

a) [X] commercial registered agent listed with the Nevada Secretary of State,

b) [ ] noncommercial registered agent with the following address for service of process:

2215-B Renaissance Dr	Las Vegas	Nevada	89119
Street Address	City		Zip Code
		Nevada	
Mailing Address (if different from street address)	City		Zip Code

c) [ ] represented entity accepting own service of process at the following address:

Title of Office or Position of Person in Represented Entity

		Nevada	
Street Address	City		Zip Code
		Nevada	
Mailing Address (if different from street address)	City		Zip Code

and hereby state that on 12/14/11 (Date) I accepted the appointment as registered agent for the above named business entity.

X By: Melanie Adams, Asst VP
Authorized Signature of R.A. or On Behalf of R.A. Company

12/14/11
Date

*If changing Registered Agent when reinstating, officer's signature required.

X
Signature of Officer

Date

Nevada Secretary of State Form RA Acceptance
Revised: 5-13-10

EXHIBIT F
Opinion re Legality

LAW OFFICES OF TYLER B. WILSON

18610 EAST 32ND AVENUE - GREENACRES, WASHINGTON - 99016 - EMAIL: TYLER@WILSONLAW.PRO - PH: (509) 953-3059

11/19/2012

Black Hawk Funding, Inc.
Attn: Robert Newell
President
1950 W. Bellerive Lane, Suite 109
Coeur d'Alene, ID 83814

Re: **Black Hawk Funding, Inc. — Offering Circular – Regulation A**

Ladies and Gentlemen:

We have acted as counsel to Black Hawk Funding, Inc., a Nevada corporation (the "**Company**"), in connection with the exemption under the Securities Act of 1933, as amended (the " **Securities Act** "), of the offer and sale of up to an aggregate of [5,000,000] common shares representing common stock in the Company (the " **Common Stock**").

We are rendering this opinion as of the time the Company's Offering Circular on Form 1-A (File No. 024-10323), as amended (the " **Offering Circular** "), to which this opinion is an exhibit and relating to the Common Stock, becomes effective in accordance with Section 8(a) of the Securities Act.

As the basis for the opinion hereinafter expressed, we examined such statutes, including the Nevada Business Corporation Act (the " **Nevada Act** "), the records and documents of the Company and its Secretary, Articles of Incorporation, its executive officers and board of directors, and other instruments and documents as we deemed necessary or advisable for the purposes of this opinion. In such examination, we have assumed the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies.

Based on the foregoing and on such legal considerations as we deem relevant, we are of the opinion that the Common Stock, when issued and delivered against payment therefor as described in the Offering Circular, will be validly issued, fully paid and non-assessable. The securities have been duly authorized and when issued will be binding on the issuer in accordance with their terms.

The foregoing opinion is limited to the federal laws of the United States of America, the documents provided to us by the Corporation and the Nevada Act. We are expressing no opinion as to the effect of the laws of any other jurisdiction.

We hereby consent to the reference to us under the heading "Opinion re legality" in the Offering Circular forming a part of the Form 1-A and the filing of this opinion as an exhibit to the Offering Circular. By giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations thereunder.

Sincerely,



Tyler B. Wilson, Esq.

EXHIBIT G

Specimen of Security

Certificate

No. ________

For ________ Shares

Issued to

____

____

____

Dated ________

From whom transferred

____

Dated

No. Original Certificate	No. Original Shares	No. Shares Transferred

Received Certificate No. ____

For ________ Shares

this ____ day of ________

____

____



No. ________ *Shares* ________

Black Hawk Funding, Inc.

This Certifies that John Smith ________ *is the registered holder of* 00,000,000 *Shares of the CommonStock, transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.*

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal is to be hereunto affixed this ____ *day of* ________ *, A.D.* ________

EXHIBIT H

Marketing Material

1950 W Bellerive Lane, Suite 109 | Coeur d'Alene, ID 83814 | 888.690.5667


BLACK HAWK

Executive Summary

History

Black Hawk Funding, Inc. acquired Hard Money Funding in 2012 and is the exclusive owner and operator of the network.

Hard Money Funding (HMF) is a private real estate lending network that assists borrowers, brokers, and lenders by providing a national database with the purpose of finding and funding "hard money loans" throughout the United States.

Black Hawk Funding utilizes the HMF website and database as a tool to identify and/or provide funding for short term real estate secured loans including construction, bridge, land acquisition, development, mezzanine, trustee/receivership and other real estate related loans.

www.hardmoneyfunding.com

Average Loan Request Size: $3.9M

Loan Requests by Type


11%
11%
22%
12%
17%
13%

Residential
Commercial
Development
Land
Hotel
Multi-family
Other

Our Story

Black Hawk Funding, Inc. was established by Rob Newell, one of the founders of the Hard Money Funding network. We are in the business of the identification / origination of high yield loans and purchasing substantially discounted commercial real estate loans and properties.

Our goal is to help borrowers find the funds they need and quickly close the loan. While traditional bank financing has become more cautious and bogged down in regulatory red tape, Black Hawk Funding has established underwriting criteria and procedures that focus on the client's specific needs.

Black Hawk Funding derives revenue from three primary sources:

- Loan origination fees and interest for portfolio loans made to selected companies and individuals.
- Licensing our proprietary data base to selected investment funds and financial institutions to identify and qualify high yield loan prospects.
- Equity participation as additional consideration when providing funding to selected companies.

The current weak economic environment combined with the substantial deal flow from the Hard Money Funding network and database provide us access to high returns from low risk, collateralized investment opportunities.

EXHIBIT I

Due Diligence Checklist

LENDER: Black Hawk Funding, Inc.
Proposed $__________________ Loan to
____

PRELIMINARY LOAN DUE DILIGENCE CHECKLIST
(Insert Brief Loan description)

R = Record	Lender = Black Hawk Funding, Inc.
Rec = Received	Borrower = _________________, a _______________
P-C = Post Closing	TC = Title Company (TBD)
IP = In Process	WLO = Lender's counsel (Wilson Law Group, PLLC)
TBD = To Be Determined	BC = Borrower's Counsel (________________________________)
N/A = Not Applicable	
THE ITEMS ENUMERATED IN THE CHECKLIST ARE PRELIMINARY AND ARE ONLY FOR USE AS A DUE DILIGENCE GUIDE. THERE MAY BE ADDITIONS AND DELETIONS AS REQUIRED BY THE LENDER. COMPLETION OF THE CHECKLIST DOES NOT ENSURE THAT A LOAN WILL BE ISSUED.	

	PRIMARY RESPONSIBILITY	STATUS	REQUIRED ACTIONS
1.0 Loan Documents			
1.1 Executed Letter of Interest	Lender		
1.2 Broker/Borrower Indemnity against brokerage liens	WLG		
1.3 Loan Agreement	WLG		
1.4 $______________ Promissory Note	WLG		
1.5 1st Lien Mortgage, Security Agreement and Fixture filing for primary real estate collateral and secondary collateral (if applicable)	WLG		
1.6 Assignment of Leases and Rents for primary and secondary real estate collateral (if applicable)	WLG		
1.7 Environmental Indemnity Agreement for primary real estate collateral	WLG		

	PRIMARY RESPONSIBILITY	STATUS	REQUIRED ACTIONS
1.8 Assignment of Ancillary Documents for primary real estate collateral	WLG		
1.9 Assignment of Architectural, Engineering and Construction Documents	WLG		
1.10 Assignment of Interest Reserve for primary real estate collateral	WLG		
1.11 Financing Statement (UCC-1) for primary and secondary estate collateral (if applicable)	WLG		
1.12 Payment Guaranty from each Principal of Borrower and their spouses as required by Lender	WLG		
1.13 Authorization to file UCCs	WLG		
1.14 ACH Authorization	WLG		
1.15 Performance and Completion Guaranty (if applicable)	WLG		
1.16 Contractor's Consent (if applicable)	WLG		
1.17 Architect's Recognition Letter (if applicable)	WLG		
1.18 Engineer's Recognition Letter (if applicable)	WLG		
1.19 Biological Constraints Guaranty	WLG		

		PRIMARY RESPONSIBILITY	STATUS	REQUIRED ACTIONS
2.0	**Title / Survey / Liens / Background**			
2.1	Preliminary Title Report/Pro Forma Title Policy for all real estate collateral (and/or updates as required), with legible copies of all documents referenced as exceptions therein	WLG, TC		
2.2	ALTA Survey with Surveyor's Certificate and Inspection Report for the primary property serving as collateral (to be prepared in accordance with Lender's survey instructions)	Borrower		Draft to WLG and Zoning Consultant for Comment
2.3	(i) UCC / chattel Search (state of formation [state of residence for individuals]) and local UCC filing office (for Borrower, Borrower's Principals and/or Guarantor(s)) (ii) Bankruptcy Search (principal place of business and state of formation [state of residence for individuals]) (for Borrower, Borrower's Principals and/or Guarantor(s)) (iii) Judgment Search (federal, state and local) for Borrower, Borrower's Principals and/or Guarantor(s) (iv) Tax Lien Search (federal, state and local) for Borrower, Borrower's Principals and/or Guarantor(s) (v) Background check for each Principal and Guarantor(s) as required by Lender	WLG		

		PRIMARY RESPONSIBILITY	STATUS	REQUIRED ACTIONS
	2.4 Lender's ALTA Title Insurance Policy for real estate collateral	TC, WLG		
	2.5 Copy of Endorsements	WLG will coordinate applicable endorsements (varies by state)		
	2.6 Recording Instructions	WLG		
	2.7 Settlement Statement	WLG, Lender		
3.0	**Zoning / Insurance / Environmental / Appraisal**			
	3.1 Evidence of Flood Zone Status for the primary property serving as collateral	Borrower		
	3.2 Zoning Report: (a) Zoning Verification and Compliance Letter (must confirm current zoning is consistent with current use (and current use is not grandfathered); absence of reported building code / zoning violations, verify the adequacy of existing parking; if applicable, form of ownership being converted is consistent with current zoning classification) (b) Zoning Ordinance (including parking and non-conforming provisions if applicable (c) Verification of Certificates of Occupancy (Final and Tenant Spaces)	Zoning Consultant		
	3.3 Insurance, as appropriate, for real estate collateral (issued in accordance with Lender's insurance requirements)	Borrower / Lender/ WLG		
	(a) Hazard and Casualty	Borrower / Lender/ WLG		
	(b) Flood	Borrower / Lender/ WLG		
	(c) Liability	Borrower / Lender/ WLG		

	PRIMARY RESPONSIBILITY	STATUS	REQUIRED ACTIONS
(d) Terrorism	Borrower / Lender/ WLG		
(e) Law & Ordinance	Borrower / Lender/ WLG		
(f) Wind Storm	Borrower / Lender/ WLG		
(g) Builder's Risk	Borrower / Lender/ WLG		
(h) Other	Borrower / Lender/ WLG		
3.4 Phase I Environmental Site Assessment	Borrower / Lender/ WLG		
3.5 Phase II Environmental Report (if applicable)	Borrower / Lender/ WLG		
3.6 O&M Plan – Asbestos (if applicable)	Borrower / Lender/ WLG		
3.7 O&M Plan – Lead Base Paint (if applicable)	Borrower / Lender/ WLG		
3.8 O&M Plan – Mold (if applicable)	Borrower / Lender/ WLG		
3.9 Termite Report (if applicable)	Borrower / Lender/ WLG		
3.10 Release Letter (third party reports)	Borrower / Lender/ WLG		
3.11 Appraisal	Borrower / Lender WLG		
4.0 Legal Opinion			
4.1 Due Authorization, Execution and Enforceability Opinion	BC (and local counsel or other counsel if applicable)		
4.2 Usury Opinion and Indemnity to be executed by Borrower and Borrower's Counsel	BC (and local counsel or other counsel if applicable)		
5.0 Good Standing / Due Formation Documents			
5.1 BORROWING ENTITY			
(a) Authorization to borrow	BC		
(b) Incumbency Certificate / Certification of Operating Agreement and Amendments	BC		
(c) Operating Agreement	Borrower		

	PRIMARY RESPONSIBILITY	STATUS	REQUIRED ACTIONS
(d) Amendment to Operating Agreement – Single Asset Requirement (if required)	BC		
(e) Certificate of Formation	WLG		
(f) Good Standing Certificate from state of formation	WLG		
(g) Authorization to transact business in ______________ (if applicable)	WLG		
(h) List of Officers and Directors and/or Members	Borrower		
(i) Identification of parent company and all subsidiaries	Borrower		
(j) List of trade, d/b/a (doing business as) an address for Borrower	Borrower		
(k) Registered address per formation documents; address of principal place of business (if different than state of formation); federal tax identification number; social security number	Borrower		
6.0 Financial and Tax Matters – For Each Entity Listed in Section 5 Above and For Each Guarantor and Member, please provide the following:			

		PRIMARY RESPONSIBILITY	STATUS	REQUIRED ACTIONS
6.1	Copy of signed and certified financial statements for last 2 full years and any current year stub period (including any audit reports and management letters), together with a statement of significant accounting policies	Borrower/Guarantor(s)/ Member(s) (if applicable)		
6.2	Copy of federal income tax returns for last 2 years including any amendments	Borrower/Guarantor(s)/ Member(s) (if applicable)		
6.3	Copy of state and local tax returns for last 2 years including any amendments	Borrower/Guarantor(s)/ Member(s) (if applicable)		
6.4	Details of any tax examination presently pending or concluded within last 3 years	Borrower/Guarantor(s)/ Member(s) (if applicable)		
6.5	Copies of payroll tax returns for last 3 years (including most current) and documentation regarding payment of tax	Borrower/Guarantor(s)/ Member(s) (if applicable)		
6.6	Detail of all liabilities (including copies of documents evidencing same) whether or not reflected on the books of the Borrower, Member or Guarantor	Borrower/Guarantor(s)/ Member(s) (if applicable)		
6.7	List of all banking facilities and accounts, with names of authorized signatories	Borrower/Guarantor(s)/ Member(s) (if applicable)		
7.0	**Litigation, Claims and Encumbrances – For Each Entity Listed in Section 5 Above and For Each Guarantor and Member, please provide the following:**			

		PRIMARY RESPONSIBILITY	STATUS	REQUIRED ACTIONS
7.1	List of all known material liens (including tax liens), charges, security interests, pledges, easements, covenants, etc. regarding the properties and other assets of any Borrower, Member or Guarantor, together with copies of documents evidencing same	Borrower/Guarantor(s)/ Member(s) (if applicable)		
7.2	List and description of all actions, suits, proceedings, claims, investigations, complaints, notices of violation pending or threatened against any Borrower, Member or Guarantor or its assets or brought by any Borrower, Member or Guarantor (and copies of relevant pleadings and related documents).	Borrower/Guarantor(s)/ Member(s) (if applicable)		
7.3	All decrees, awards, orders or judgments applicable to the business or operations of any Borrower or any Member or to any Guarantor	Borrower/Guarantor(s)/ Member(s) (if applicable)		
7.4	Details of any regulatory examination presently pending or concluded within last 3 years	Borrower/Guarantor(s)/ Member(s) (if applicable)		
7.5	Copies of all correspondence with regulatory agencies within last 3 years	Borrower/Guarantor(s)/ Member(s) (if applicable)		
7.6	List and description of any prior felony or criminal convictions of any Borrower, Member or Guarantor	Borrower/Guarantor(s)/ Member(s) (if applicable)		

		PRIMARY RESPONSIBILITY	STATUS	REQUIRED ACTIONS
8.0 Corporate Contracts – For Each Entity Listed in Section 5 Above and For Each Guarantor and Member, please provide the following:				
8.1	List and copies of any arrangement or contract (including management contracts) between any Borrower, Member or Guarantor and any entity controlling, controlled by or under common control with such Borrower, Member or Guarantor	Borrower/Guarantor(s)/ Member(s) (if applicable)		
8.2	List and copies of any guaranties, commitment letters, credit lines, letters of credit, loan, financing or indemnification arrangements involving any Borrower, Member or Guarantor	Borrower/Guarantor(s)/ Member(s) (if applicable)		
8.3	List and copies of all agreements under which any Borrower, Member or Guarantor is or is claimed to be in default	Borrower/Guarantor(s)/ Member(s) (if applicable)		
8.4	List and copies of all agreements to which any Borrower, Member or Guarantor is a party and with respect to which another party to one or more of such agreements is or is claimed to be in default	Borrower/Guarantor(s)/ Member(s) (if applicable)		
8.5	List and copies of any joint venture agreements involving the Borrower, Member or Guarantor	Borrower/Guarantor(s)/ Member(s) (if applicable)		

		PRIMARY RESPONSIBILITY	STATUS	REQUIRED ACTIONS
8.6	List and copies of any agreement or arrangement between the Borrower, any Member or Guarantor, and any shareholder, partner, member, director, manager or officer of such Borrower, Member or Guarantor during the past 2 years	Borrower/Guarantor(s)/ Member(s) (if applicable)		
8.7	List and copies of any agreements with any governmental agency	Borrower/Guarantor(s)/ Member(s) (if applicable)		
8.8	List of transactions not in the ordinary course of business within the last 2 years	Borrower/Guarantor(s)/ Member(s) (if applicable)		
8.9	List and copies of any agreements or arrangements not specifically covered above involving a prospective obligation of the Borrower or any Member or Guarantor to make expenditures in excess of $10,000 during the next 12 months	Borrower/Guarantor(s)/ Member(s) (if applicable)		
9.0	**Licenses, Franchises, Permits, Etc. – For Each Entity Listed in Section 5 Above, please provide the following:**			
9.1	List of all governmental licenses, permits and franchises and other governmental authorizations held or required in connection with the conduct by the Borrower of its business	Borrower		
9.2	List of environmental protection / pollution control / hazardous waste certificates of compliance or non-compliance	Borrower		

	PRIMARY RESPONSIBILITY	STATUS	REQUIRED ACTIONS
9.3 List of any amounts collected by the Borrower under any governmental program, subsidy or similar arrangement (i.e., Medicare, Medicaid, federal housing or agricultural subsidiaries, etc.)	Borrower		
9.4 List of all private franchise or similar arrangements held or required in connection with the conduct by the Borrower	Borrower		
10.0 Property Documents			
10.1 Licenses and Permits required by state or local law (i.e. elevator permit, boiler permit, business license, pool permit, etc.)	Borrower		
10.2 Certificates of Occupancy (final and tenant spaces, if applicable)	Borrower		
10.3 Property tax information a. Copies of most recent tax bill b. Evidence that taxes are paid current	Borrower		
10.4 Copies of Operating Agreements affecting the Property: a. Management Agreement b. Leasing Agreement c. Servicing Contracts d. Parking Agreement e. All Other Agreements	Borrower		
10.5 Subordination of Management Agreement	WLG		
10.6 Other Subordination Agreements (if applicable)	WLG		
10.7 List of Personal Property (or written verification of "None")	Borrower		

		PRIMARY RESPONSIBILITY	STATUS	REQUIRED ACTIONS
10.6	Professional Certifications (only required for construction within the past 5 years) a. Architect Certificate of Completion b. Engineer Certificate of Completion c. General Contractor's Certificate of Completion	Borrower		
10.7	Copies of Lease Agreements (if applicable)	Borrower		
10.8	Tenant Estoppel Certificates in Lender Approved Form	Borrower / WLG		Update for Closing
10.9	Certified Rent Roll	Borrower		Update for Closing
11.0	**Miscellaneous**			
11.1	Name verification form – Principal(s) (setting forth full legal name including middle initial and including any variation of legal name that may have been used over the past 10 years. Including maiden names, nicknames and suffix (ex. Jr., Sr., III))	Lender / WLG		
11.2	Name verification form – Guarantor(s) (setting forth full legal name including middle initial and including any variation of legal name that may have been used over the past 10 years. Including maiden names, nicknames and suffix (ex. Jr., Sr., III))	Lender / WLG		
11.3	Payoff letter – existing financing	Borrower / TC		
11.4	Borrower cash in Project / proof of expenditure of funds ($________)	Borrower		
11.5	Credit Request	Lender / WLG		
11.6	Borrower's use of proposed loan proceeds	Borrower /Lender/ WLO		

Name and Address	Contact Numbers
Lender ________________________________ ________________________________	Phone: _________________________ Email Address: ____________________
Borrower: ________________________________ ________________________________	
Borrower's Counsel ________________________________ ________________________________	
Wilson Law Group, PLLC Tyler B. Wilson, Esq. Managing Attorney 18610 E. 32nd Avenue Greenacres, WA 99016	509.953.3059 tyler@wilsonlaw.pro
Title Company (TBD)	
Borrower's Broker	